                                            Registration Statement No. _________

                                                                       ---------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                       And

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

            THE TRAVELERS SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
            ---------------------------------------------------------
                           (Exact name of Registrant)

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                     --------------------------------------
                               (Name of Depositor)

                  ONE TOWER SQUARE, HARTFORD, CONNECTICUT 06183
                  ---------------------------------------------
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including area code: (860) 277-0111
                                                           --------------

                                ERNEST J. WRIGHT
                     The Travelers Life and Annuity Company
                                One Tower Square
                           Hartford, Connecticut 06183
                           ---------------------------
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:               As soon as practicable following the effectiveness
                                                            of the Registration Statement

It is proposed that this filing will become effective (check appropriate box):

 N/A      immediately upon filing pursuant to paragraph (b) of Rule 485.
-----
 N/A      on ___________ pursuant to paragraph (b) of Rule 485.
-----
 N/A      60 days after filing pursuant to paragraph (a)(1) of Rule 485.
-----
 N/A      on ___________ pursuant to paragraph (a)(1) of Rule 485.
-----

If appropriate, check the following box:

_____ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                     PART A

                      Information Required in a Prospectus

                           TRAVELERS VINTAGE ALL-STAR
                                   PROSPECTUS

This prospectus describes Travelers VINTAGE ALL-STAR, a flexible premium variable annuity contract (the "Contract") issued by The Travelers Life and Annuity Company (the "Company," "we," or "our"). The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that do not qualify for such treatment ("nonqualified Contracts"). Vintage All-Star may be issued as an individual Contract or as a group Contract. In states where only group Contracts are available, you will be issued a certificate summarizing the provisions of the group Contract. For convenience, this prospectus refers to both Contracts and certificates as "Contracts." The terms "we," "us," "our" and the "Company" refer to The Travelers Life and Annuity Company. "You" and "your" refer to the Contract Owner.

You can choose to have your premiums ("purchase payments") accumulate on a fixed and/or a variable basis. Your contract value will vary daily to reflect the investment experience of the subaccounts ("funding options") you select and any interest credited to the Fixed Account. The variable funding options currently available are:

GREENWICH STREET SERIES FUND
  Appreciation Portfolio
  Equity Index Portfolio Class II
  Diversified Strategic Income Portfolio
  Total Return Portfolio
SALOMON BROTHERS VARIABLE SERIES FUNDS, INC.
  Salomon Brothers Variable Investors Fund
  Salomon Brothers Variable Total Return Fund
TRAVELERS SERIES FUND, INC.
  Alliance Growth Portfolio
  MFS Total Return Portfolio
  Smith Barney High Income Portfolio
  Smith Barney International Portfolio
  Smith Barney Large Capitalization Growth
    Portfolio
  Smith Barney Large Cap Value Portfolio
  Smith Barney Money Market Portfolio
  Travelers Managed Income Portfolio
  Van Kampen Enterprise Portfolio
THE TRAVELERS SERIES TRUST
  Disciplined Small Cap Stock Portfolio
  Equity Income Portfolio
  Large Cap Portfolio
  MFS Emerging Growth Portfolio
  Strategic Stock Portfolio
TEMPLETON VARIABLE PRODUCTS SERIES FUND
  Franklin Small Cap Investments
  Templeton International Fund Class II
OTHER
  Alliance Premier Growth Fund
  American Variable Insurance Growth and Income
    Fund
  American Variable Insurance Growth Fund
  American Variable Insurance Global Fund
  Smith Barney Aggressive Growth Fund
  Smith Barney Mid Cap Fund
  Van Kampen Emerging Growth Fund

The Fixed Account is described in Appendix A. The contracts and/or some of the funding options may not be available in all states. Additionally, not all contract features may be offered in all states. THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE VARIABLE FUNDING OPTIONS. THESE PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

This Prospectus provides the information that you should know before investing in the Contract. You can receive additional information about The Travelers Separate Account Ten for Variable Annuities ("Separate Account") by requesting a
copy of the Statement of Additional Information ("SAI") dated           , 1999.
The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this Prospectus. To request a copy, write to The Travelers Life and Annuity Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183-9061, call 1-800-842-8573, or access the SEC's website (http://www.sec.gov). The Table of Contents of the SAI appears in Appendix B of this Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                         PROSPECTUS DATED        , 1999

                               TABLE OF CONTENTS

Index of Special Terms................      2
Summary...............................      3
Fee Table.............................      6
The Annuity Contract..................     11
     Contract Owner Inquiries.........     11
     Purchase Payments................     11
     Accumulation Units...............     11
     The Funding Options..............     11
Charges and Deductions................     14
     General..........................     14
     Withdrawal Charge................     15
     Free Withdrawal Allowance........     16
     Administrative Charges...........     16
     Mortality and Expense Risk
       Charge.........................     16
     Funding Option Expenses..........     16
     Premium Tax......................     16
     Changes in Taxes Based Upon
       Premium or Value...............     17
Transfers.............................     17
     Dollar Cost Averaging............     17
Access to Your Money..................     18
     Systematic Withdrawals...........     18
     Loans............................     18
Ownership Provisions..................     19
     Types of Ownership...............     19
     Beneficiary......................     19
     Annuitant........................     19
Death Benefit.........................     20
     Death Proceeds Before the
       Maturity Date..................     20
     Death Proceeds After the Maturity
       Date...........................     22
The Annuity Period....................     22
     Maturity Date....................     22
     Allocation of Annuity............     23
     Variable Annuity.................     23
     Determination of First Annuity
       Payment........................     23
     Determination of Payments After
       the First Payment..............     23
     Fixed Annuity....................     23
Payment Options.......................     24
     Election of Options..............     24
     Annuity Options..................     24
Miscellaneous Contract Provisions.....     25
     Right to Return..................     25
     Termination......................     25
     Required Reports.................     25
     Suspension of Payments...........     25
     Transfers of Contract Values to
       Other Annuities................     25
The Separate Account..................     25
     Performance Information..........     26
Federal Tax Considerations............     27
     General Taxation of Annuities....     27
     Types of Contracts: Qualified or
       Nonqualified...................     27
     Nonqualified Annuity Contracts...     27
     Qualified Annuity Contracts......     28
     Penalty Tax for Premature
       Distributions..................     28
     Diversification Requirements for
       Variable Annuities.............     28
     Ownership of the Investments.....     28
     Mandatory Distributions for
       Qualified Plans................     29
Other Information.....................     29
     The Insurance Company............     29
     Financial Statements.............     29
     IMSA.............................     29
     Year 2000 Compliance.............     29
     Distribution of Variable Annuity
       Contracts......................     30
     Conformity with State and Federal
       >Laws..........................     30
     Voting Rights....................     30
     Legal Proceedings And Opinions...     31
Appendix A: The Fixed Account.........    A-1
Appendix B: Contents of the Statement
  of Additional Information...........    B-1

                             INDEX OF SPECIAL TERMS

The following terms are italicized throughout the prospectus. Refer to the page listed for an explanation of each term.
Accumulation Unit.....................     10
Annuitant.............................     18
Annuity Payments......................     20
Annuity Unit..........................     10
Cash Surrender Value..................     16
Contract Date.........................     10
Contract Owner (You, Your)............     17
Contract Value........................     10
Contract Year.........................     10
Fixed Account.........................    B-1
Funding Options.......................     10
Maturity Date.........................     20
Purchase Payments.....................     10
Written Request.......................     17

                                    SUMMARY:
                  TRAVELERS VINTAGE ALL-STAR VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE VARIABLE ANNUITY CONTRACT? The Contract offered by The Travelers Life and Annuity Company is a variable annuity that is intended for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed income options. Under a qualified Contract, you can make one or more payments, as you choose, on a tax-deferred basis. Under a nonqualified Contract, you can make one or more payments with after-tax dollars. You direct your payment(s) to one or more of the variable funding options, and/or to the Fixed Account. We guarantee money directed to the Fixed Account as to principal and interest. The variable funding options are designed to produce a higher rate of return than the Fixed Account; however, this is not guaranteed. You may also lose money in the variable funding options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase. During the accumulation phase generally, under a qualified contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a nonqualified contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (annuity payments) you receive during the payout phase. During the payout phase, you may chose to receive annuity payments from the Fixed Account or the variable funding options. If you want to receive scheduled payments from your annuity, you can choose from a number of annuity options.

Once you elect an annuity option and begin to receive payments, it cannot be changed. During the payout phase, you have the same investment choices you had during the accumulation phase. If amounts are directed to the variable funding options, the dollar amount of your payments may increase or decrease.

WHO SHOULD PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual nonqualified purchases; (2) Individual Retirement Annuities (IRAs); and (3) other qualified retirement plans. Qualified contracts include contracts qualifying under Section 401(a), 403(b), or 408(b) of the Internal Revenue Code of 1986, as amended.

You may purchase the Contract with an initial payment of at least $5,000. You may make additional payments of at least $500 at any time during the accumulation phase. (In some states, additional payments are not allowed).

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of the contract value (including charges). Where state law requires a longer right to return period, or the return of purchase payments, the Company will comply. You bear the investment risk during the right to return period; therefore, the contract value returned may be greater or less than your purchase payment. If the Contract is purchased as an Individual Retirement Annuity, and is returned within the first seven days after delivery, your full purchase payment will be refunded; during the remainder of the right to return period, the contract value(including charges) will be refunded. The contract value will be determined at the close of business on the day we receive a written request for a refund.

WHAT TYPES OF INVESTMENT OPTIONS ARE AVAILABLE? You can direct your money into the Fixed Account and/or to any variable funding option(s)shown on the cover page. The funding options are described in the accompanying fund prospectuses. Depending on market conditions, you may make or lose money in any of these options.

The value of the Contract will vary depending upon the investment performance of the funding options you choose. Past performance is not a guarantee of future results. Standard and nonstandard performance is shown in the Statement of Additional Information that you may request free of charge.

You can transfer between the variable funding options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer requests, or may limit the number of transfers allowed. We, at the minimum, would always allow one transfer every six months. You may transfer between the Fixed Account and the variable funding options twice a year (during the 30 days after the six-month contract date anniversary), subject to certain restrictions.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. For Contracts with a value of less than $40,000 on the deduction date, the Company deducts an annual administrative charge of $30. The annual insurance charge varies depending on which death benefit you choose. For the standard death benefit, the insurance charge is 1.15% of the amounts you direct to the funding options; for the enhanced death benefit, the insurance charge is 1.25% and for the super enhanced death benefit, the insurance charge is 1.40%. The sub-account administrative charge is .15% annually, regardless of which death benefit is selected. Each funding option also charges for management and other expenses. Please refer to the Fee Table for more information about the charges.

We may deduct a withdrawal charge equal to a percentage of the purchase payments withdrawn from the Contract. If you withdraw all amounts under the Contract, or if you begin receiving annuity payments, the Company may be required by your state to deduct a premium tax.

HOW WILL MY CONTRIBUTIONS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a qualified Contract during the accumulation phase are made with before-tax dollars. You will be taxed on your purchase payments and on any earnings when you make a withdrawal or begin receiving annuity payments. Under a nonqualified Contract, payments to the Contract are made with after-tax dollars, and any earnings will accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract.

For owners of qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. A withdrawal charge may apply. The amount of the charge depends on a number of factors, including the length of time since the purchase payment was made (6% maximum, gradually decreasing to 0% for payments held by the Company for 8 years or more). After the first contract year, you may withdraw up to 15% of the contract value (as of the end of the previous contract year) without a withdrawal charge. Of course, you may also have to pay income taxes and a tax penalty on taxable amounts you withdraw.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the owner, joint owner or annuitant. Assuming you are the annuitant, if you die before you move to the income phase, the person you have chosen as your beneficiary will receive a death benefit. The death benefit paid depends on your age at the time of your death. The death benefit value is calculated at the close of the business day on which the Company's Administrative Office receives due proof of death and written distribution instructions. Please refer to the Death Benefit section in the prospectus for details.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

      -- DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in funding options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

      -- SYSTEMATIC WITHDRAWAL OPTION. Before the maturity date, you can arrange to have money sent to you at set intervals throughout the year. Of course any applicable income and penalty taxes will apply on amounts withdrawn.

      -- AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your contract to match your original (or your latest) funding option allocation request.

                                   FEE TABLE
--------------------------------------------------------------------------------

CONTRACT OWNER TRANSACTION EXPENSES

     WITHDRAWAL CHARGE (as a percentage of purchase payments withdrawn):

        LENGTH OF TIME FROM PURCHASE PAYMENT

            (NUMBER OF YEARS)                   CHARGE
                1 or less                         6%
                    2                             6%
                    3                             6%
                    4                             5%
                    5                             5%
                    6                             4%
                    7                             3%
               8 and over                         0%

ANNUAL CONTRACT ADMINISTRATIVE CHARGE                    $30
          (Waived if contract value is $40,000 or more)


ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

                                                   STANDARD         ENHANCED
                                                     DEATH            DEATH        SUPER ENHANCED
                                                    BENEFIT          BENEFIT       DEATH BENEFIT
-------------------------------------------------------------------------------------------------
      Mortality and Expense Risk Charge......        1.15%            1.25%            1.40%
      Administrative Expense Charge..........        0.15%            0.15%            0.15%
                                                     -----            -----            -----
        Total Separate Account Charges.......        1.30%            1.40%            1.55%

FUNDING OPTION EXPENSES:
(as a percentage of average daily net assets of the funding option as of December 31, 1998, unless otherwise noted.)

                                                                                                     TOTAL
                                                                                                     ANNUAL
                                                                                                   OPERATING
                                               MANAGEMENT FEE                   OTHER EXPENSES      EXPENSES
                                               (AFTER EXPENSE                   (AFTER EXPENSE   (AFTER EXPENSE
             FUNDING OPTIONS:                  REIMBURSEMENT)      12B-1 FEES   REIMBURSEMENT)   REIMBURSEMENT)
---------------------------------------------------------------------------------------------------------------
GREENWICH STREET SERIES FUND
    Smith Barney Appreciation Portfolio....         0.75%                            0.05%            0.80%(1)
    Smith Barney Diver. Strategic Income
      Portfolio............................         0.65%                            0.13%            0.78%(1)
    Smith Barney Equity Index Portfolio
      Class II.............................         0.21%             0.25%          0.09%            0.55%(2)
    Smith Barney Total Return Portfolio....         0.75%                            0.04%            0.79%
SALOMON BROTHERS VARIABLE SERIES FUNDS,
  INC.
    Salomon Brothers Investors Fund........         0.70%                            0.30%            1.00%(3)
    Salomon Brothers Total Return Fund.....         0.80%                            0.20%            1.00%(3)
TRAVELERS SERIES FUND, INC
    Alliance Growth Portfolio..............         0.80%                            0.02%            0.82%(4)
    MFS Total Return Portfolio.............         0.80%                            0.04%            0.84%(4)
    Smith Barney High Income Portfolio.....         0.60%                            0.07%            0.67%(4)
    Smith Barney International Equity
      Portfolio............................         0.90%                            0.10%            1.00%(4)
    Smith Barney Large Cap Growth
      Portfolio............................         0.75%                            0.25%            1.00%(5)
    Smith Barney Large Cap Value
      Portfolio............................         0.65%                            0.03%            0.68%(4)
    Smith Barney Money Market Portfolio....         0.50%                            0.14%            0.64%(4)
    Travelers Managed Income Portfolio.....         0.65%                            0.19%            0.84%(4)
    Van Kampen Enterprise Portfolio........         0.70%                            0.03%            0.73%(4)
THE TRAVELERS SERIES TRUST
    Travelers Disciplined Small Cap Stock
      Portfolio............................         0.80%                            0.20%            1.00%(6)
    Equity Income Portfolio................         0.75%                            0.20%            0.95%(7)
    Large Cap Portfolio....................         0.75%                            0.20%            0.95%(7)

                                                                                                     TOTAL
                                                                                                     ANNUAL
                                                                                                   OPERATING
                                               MANAGEMENT FEE                   OTHER EXPENSES      EXPENSES
                                               (AFTER EXPENSE                   (AFTER EXPENSE   (AFTER EXPENSE
       FUNDING OPTIONS: (CONTINUED)            REIMBURSEMENT)      12B-1 FEES   REIMBURSEMENT)   REIMBURSEMENT)
---------------------------------------------------------------------------------------------------------------
    MFS Emerging Growth Portfolio..........         0.75%                            0.14%            0.89%
    Travelers Strategic Stock Portfolio....         0.60%                            0.30%            0.90%(6)
TEMPLETON VARIABLE PRODUCTS SERIES FUND
    Franklin Small Cap Investments Fund
      II...................................         0.15%             0.25%          0.85%            1.25%(8)
    Templeton International Fund Class
      II...................................         0.69%             0.25%          0.17%            1.11%(9)
    Alliance Premier Growth Fund...........
    American Variable Insurance Growth and
      Income Fund..........................
    American Variable Insurance Growth
      Fund.................................
    American Variable Insurance Global
      Fund.................................
    Smith Barney Aggressive Growth Fund....
    Smith Barney Mid Cap Fund..............
    Van Kampen Emerging Growth Fund........

NOTES:

The purpose of this Fee Table is to assist Contract Owners in understanding the various costs and expenses that a Contract Owner will bear, directly or indirectly. See "Charges and Deductions" in this prospectus for additional information. Expenses shown do not include premium taxes, which may be applicable. "Other Expenses" include operating costs of the fund. These expenses are reflected in each funding option's net asset value and are not deducted from the account value under the Contract.

(1) The Portfolio Management Fee for the SMITH BARNEY APPRECIATION PORTFOLIO and the DIVERSIFIED STRATEGIC INCOME PORTFOLIO includes 0.20% for fund administration.

(2) Other expenses for the EQUITY INDEX PORTFOLIO have been restated to reflect the current expense reimbursement arrangement whereby the adviser has agreed to reimburse the Portfolio for the amount by which expenses exceed 0.30%. Without such arrangement, Total Annual Operating Expenses would have been 0.42%. In addition, the Portfolio Management Fee includes 0.06% for fund administration. Class 2 of this fund has a distribution plan or "Rule 12b-1 plan".

(3) SBAM has waived all of its Management Fees for the following Salomon Brothers Funds for the period ended December 31, 1998. If such fees were not waived or expenses reimbursed, the actual annualized Total Annual Operating Expenses for the INVESTORS FUND, and the TOTAL RETURN FUND would have been 2.07%, and 2.90%, respectively.

(4) Expenses are as of October 31, 1998 (the Fund's fiscal year end). There were no fees waived or expenses reimbursed for these funds in 1998.

(5) The Manager waived all or part of its fees for the period ended October 31, 1998. If such fees were not waived, the annualized Total Annual Operating Expenses for the SMITH BARNEY LARGE CAPITALIZATION GROWTH PORTFOLIO would have been 1.77%.

(6) Travelers Insurance has agreed to reimburse the STRATEGIC STOCK PORTFOLIO, and the DISCIPLINED SMALL CAP STOCK PORTFOLIO for expenses for the period ended December 31, 1998. If such expenses were not reimbursed, the actual annualized Total Annual Operating Expenses would have been 1.51% and 2.98%, respectively.

(7) Other Expenses reflect the current expense reimbursement arrangement with Travelers where Travelers has agreed to reimburse the Portfolios for the amount by which their aggregate expenses (including management fees, but excluding brokerage commissions, interest charges and taxes) exceeds 0.95%. Without such arrangements, the Total Annual Operating Expenses for the Portfolios would have been 1.22% for the TRAVELERS DISCIPLINED MID CAP STOCK PORTFOLIO, 1.23% for the LARGE CAP PORTFOLIO, and 1.09% for the EQUITY INCOME PORTFOLIO.

(8) Figures reflect expenses from the Fund's inception on May 1, 1998 and are annualized. The Investment Manager agreed in advance to limit management fees and make certain payments to reduce Fund expenses as necessary so that Total Fund Operating Expenses did not exceed 1.25% of the Fund's Class 2 net assets in 1998. The Investment Manager is contractually obligated to continue this arrangement through 1999. Management Fees, Other Expenses and Total Fund Operating Expenses in 1998 before any waivers were 0.75%, 1.00%, and 2.00%, respectively. Class 2 of the FRANKLIN SMALL CAP INVESTMENTS FUND has a distribution plan or "Rule 12b-1 plan".

(9) Class 2 of the TEMPLETON INTERNATIONAL FUND has a distribution plan or "Rule 12b-1 plan".

EXAMPLE*: STANDARD DEATH BENEFIT

Assuming a 5% annual return on assets, a $1,000 investment would be subject to the following expenses:

------------------------------------------------------------------------------------------------------------------
                                       IF CONTRACT IS SURRENDERED AT THE       IF CONTRACT IS NOT SURRENDERED OR
                                             END OF PERIOD SHOWN:             ANNUITIZED AT END OF PERIOD SHOWN:
                                     -------------------------------------   -------------------------------------
          FUNDING OPTION             1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS
------------------------------------------------------------------------------------------------------------------
GREENWICH STREET SERIES FUND
    Appreciation Portfolio.........
    Equity Index Portfolio Class
      II...........................
    Diversified Strategic Income
      Portfolio....................
    Total Return Portfolio.........
SALOMON BROTHERS VARIABLE SERIES
  FUNDS, INC.
    Salomon Brothers Variable
      Investors Fund...............
    Salomon Brothers Variable Total
      Return Fund..................
TRAVELERS SERIES FUND, INC.
    Alliance Growth Portfolio......
    MFS Total Return Portfolio.....
    Smith Barney High Income
      Portfolio....................
    Smith Barney International
      Portfolio....................
    Smith Barney Large
      Capitalization Growth
      Portfolio....................
    Smith Barney Large Cap Value
      Portfolio....................
    Smith Barney Money Market
      Portfolio....................
    Travelers Managed Income
      Portfolio....................
    Van Kampen Enterprise Portfolio
THE TRAVELERS SERIES TRUST
    Disciplined Small Cap Stock
      Portfolio....................
    Equity Income Portfolio........
    Large Cap Portfolio............
    MFS Emerging Growth Portfolio..
    Strategic Stock Portfolio......
TEMPLETON VARIABLE PRODUCTS SERIES
  FUND
    Franklin Small Cap
      Investments..................
    Templeton International Fund
      Class II.....................
OTHER
    Alliance Premier Growth Fund...
    American Variable Insurance
      Growth and Income Fund.......
    American Variable Insurance
      Growth Fund..................
    American Variable Insurance
      Global Fund..................
    Smith Barney Aggressive Growth
      Fund.........................
    Smith Barney Mid Cap Fund......
    Van Kampen Emerging Growth
      Fund.........................

* THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THE EXAMPLE REFLECTS THE $30 ANNUAL CONTRACT ADMINISTRATIVE CHARGE AS AN ANNUAL
    CHARGE OF     % OF ASSETS.

** The Withdrawal Charge is waived if a lifetime annuity payout has begun or if, after the first contract year, you elect annuity payments for a fixed period of at least ten years. (See "Charges and Deductions.")

EXAMPLE*: ENHANCED DEATH BENEFIT

Assuming a 5% annual return on assets, a $1,000 investment would be subject to the following expenses:

------------------------------------------------------------------------------------------------------------------
                                       IF CONTRACT IS SURRENDERED AT THE       IF CONTRACT IS NOT SURRENDERED OR
                                             END OF PERIOD SHOWN:             ANNUITIZED AT END OF PERIOD SHOWN:
                                     -------------------------------------   -------------------------------------
          FUNDING OPTION             1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS
------------------------------------------------------------------------------------------------------------------
GREENWICH STREET SERIES FUND
    Appreciation Portfolio.........
    Equity Index Portfolio Class
      II...........................
    Diversified Strategic Income
      Portfolio....................
    Total Return Portfolio.........
SALOMON BROTHERS VARIABLE SERIES
  FUNDS, INC.
    Salomon Brothers Variable
      Investors Fund...............
    Salomon Brothers Variable Total
      Return Fund..................
TRAVELERS SERIES FUND, INC.
    Alliance Growth Portfolio......
    MFS Total Return Portfolio.....
    Smith Barney High Income
      Portfolio....................
    Smith Barney International
      Portfolio....................
    Smith Barney Large
      Capitalization Growth
      Portfolio....................
    Smith Barney Large Cap Value
      Portfolio....................
    Smith Barney Money Market
      Portfolio....................
    Travelers Managed Income
      Portfolio....................
    Van Kampen Enterprise
      Portfolio....................
THE TRAVELERS SERIES TRUST
    Disciplined Small Cap Stock
      Portfolio....................
    Equity Income Portfolio........
    Large Cap Portfolio............
    MFS Emerging Growth Portfolio..
    Strategic Stock Portfolio......
TEMPLETON VARIABLE PRODUCTS SERIES
  FUND
    Franklin Small Cap
      Investments..................
    Templeton International Fund
      Class II.....................
OTHER
    Alliance Premier Growth Fund...
    American Variable Insurance
      Growth and Income Fund.......
    American Variable Insurance
      Growth Fund..................
    American Variable Insurance
      Global Fund..................
    Smith Barney Aggressive Growth
      Fund.........................
    Smith Barney Mid Cap Fund......
    Van Kampen Emerging Growth
      Fund.........................

* THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THE EXAMPLE REFLECTS THE $30 ANNUAL CONTRACT ADMINISTRATIVE CHARGE AS AN ANNUAL
    CHARGE OF     % OF ASSETS.

** The Withdrawal Charge is waived if a lifetime annuity payout has begun or if, after the first contract year, you elect annuity payments for a fixed period of at least ten years. (See "Charges and Deductions.")

EXAMPLE*:  SUPER ENHANCED DEATH BENEFIT

Assuming a 5% annual return on assets, a $1,000 investment would be subject to the following expenses:

------------------------------------------------------------------------------------------------------------------
                                       IF CONTRACT IS SURRENDERED AT THE       IF CONTRACT IS NOT SURRENDERED OR
                                             END OF PERIOD SHOWN:             ANNUITIZED AT END OF PERIOD SHOWN:
                                     -------------------------------------   -------------------------------------
          FUNDING OPTION             1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS
------------------------------------------------------------------------------------------------------------------
GREENWICH STREET SERIES FUND
    Appreciation Portfolio.........
    Equity Index Portfolio Class
      II...........................
    Diversified Strategic Income
      Portfolio....................
    Total Return Portfolio.........
SALOMON BROTHERS VARIABLE SERIES
  FUNDS, INC.
    Salomon Brothers Variable
      Investors Fund...............
    Salomon Brothers Variable Total
      Return Fund..................
TRAVELERS SERIES FUND, INC.
    Alliance Growth Portfolio......
    MFS Total Return Portfolio.....
    Smith Barney High Income
      Portfolio....................
    Smith Barney International
      Portfolio....................
    Smith Barney Large
      Capitalization Growth
      Portfolio....................
    Smith Barney Large Cap Value
      Portfolio....................
    Smith Barney Money Market
      Portfolio....................
    Travelers Managed Income
      Portfolio....................
    Van Kampen Enterprise
      Portfolio....................
THE TRAVELERS SERIES TRUST
    Disciplined Small Cap Stock
      Portfolio....................
    Equity Income Portfolio........
    Large Cap Portfolio............
    MFS Emerging Growth Portfolio..
    Strategic Stock Portfolio......
TEMPLETON VARIABLE PRODUCTS SERIES
  FUND
    Franklin Small Cap
      Investments..................
    Templeton International Fund
      Class II.....................
OTHER
    Alliance Premier Growth Fund...
    American Variable Insurance
      Growth and Income Fund.......
    American Variable Insurance
      Growth Fund..................
    American Variable Insurance
      Global Fund..................
    Smith Barney Aggressive Growth
      Fund.........................
    Smith Barney Mid Cap Fund......
    Van Kampen Emerging Growth
      Fund.........................

* THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THE EXAMPLE REFLECTS THE $30 ANNUAL CONTRACT ADMINISTRATIVE CHARGE AS AN ANNUAL CHARGE OF 0.009% OF ASSETS.

** The Withdrawal Charge is waived if a lifetime annuity payout has begun, or if, after the first contract year, you elect annuity payments for a fixed period of at least ten years. (See "Charges and Deductions.")

                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

Travelers Vintage All-Star Annuity is a contract between you (the contract owner) and The Travelers Life and Annuity Company ("us" or the "Company"). Under this contract, you make purchase payments to us and we credit them to your Contract. The Company promises to pay you an income, in the form of annuity payments, beginning on a future date that you choose, the maturity date. The purchase payments accumulate tax deferred in the funding options of your choice. You assume the risk of gain or loss according to the performance of the funding options. The contract value is the amount of purchase payments, plus or minus any investment experience or interest. The contract value also reflects all surrenders made and charges deducted. There is generally no guarantee that at the maturity date the contract value will equal or exceed the total purchase payments made under the Contract. The date the Contract and its benefits became effective is referred to as the contract date. Each 12-month period following the contract date is called a contract year.

Certain changes and elections must be made in writing to the Company. Where the term "written request" is used, it means that written information must be sent to the Company's Home Office in a form and content satisfactory to us.

CONTRACT OWNER INQUIRIES

Any questions you have about your contract should be directed to the Company's Home Office at 1-800-842-8573.

PURCHASE PAYMENTS

The initial purchase payment must be at least $5,000. Additional payments of at least $500 may be made under the Contract at any time. Under certain circumstances, we may waive the minimum purchase payment requirement. Purchase payments over $1,000,000 may be made with our prior consent. In some states, we do not accept additional purchase payments. The initial purchase payment is due and payable before the Contract becomes effective.

We will apply the initial purchase payment within two business days after we receive it at our Home Office. Subsequent purchase payments will be credited to a Contract within one business day. Our business day ends when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

ACCUMULATION UNITS

An accumulation unit is used to calculate the value of a Contract. An accumulation unit works like a share of a mutual fund. Each funding option has a corresponding accumulation unit value. The accumulation units are valued each business day and may increase or decrease from day to day. The number of accumulation units we will credit to your Contract once we receive a purchase payment is determined by dividing the amount directed to each funding option by the value of the accumulation unit. We calculate the value of an accumulation unit for each funding option each day after the New York Stock Exchange closes. After the value is calculated, your account is credited. During the annuity period (i.e., after the maturity date), you are credited with annuity units.

THE FUNDING OPTIONS

You choose which of the following variable funding options to have your purchase payments allocated to. These funding options are subsections of a Separate Account, which invest in the underlying mutual funds. You are not investing directly in the underlying mutual fund. You will find detailed information about the options and their inherent risks in the current prospectuses for the funding options which must accompany this prospectus. You are not investing directly in the underlying mutual fund. Since each option has varying degrees of risk, please read the prospectuses carefully before investing. Additional copies of the prospectuses may be obtained by contacting your registered representative or by calling 1-800-842-8573.

If any of the funding options should become unavailable for allocating purchase payments, or if we believe that further investment in a funding option becomes inappropriate for the purposes of the Contract, we may substitute another funding option. However, we will not make any substitutions without notifying you and obtaining any applicable state and SEC approval. From time to time we may make new funding options available.

The current funding options are listed below, along with their investment objective, investment advisers and any subadviser:

        FUNDING OPTION                          INVESTMENT OBJECTIVE                  INVESTMENT ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------
GREENWICH STREET SERIES FUND
    Appreciation Portfolio       Seeks long term appreciation of capital by          SSBC Fund Management Inc.
                                 investing primarily in equity securities.           ("SSBC")
    Diversified Strategic        Seeks high current income by investing primarily    SSBC
    Income Portfolio             in the following fixed income securities: U.S.      Subadviser: Smith Barney Global
                                 Gov't and mortgage-related securities, foreign      Capital Management, Inc.
                                 gov't bonds and corporate bonds rated below
                                 investment grade.
    Equity Index Portfolio       Seeks to replicate, before deduction of expenses,   Travelers Investment Management
                                 the total return performance of the S&P 500 index.  Co. ("TIMCO")
    Total Return Portfolio       (an equity portfolio) Seeks to provide total        SSBC
                                 return, consisting of long-term capital
                                 appreciation and income. The Portfolio will invest
                                 primarily in a diversified portfolio of
                                 dividend-paying common stocks.
SALOMON BROTHERS VARIABLE
SERIES FUND, INC.
    Salomon Brothers Variable    Seeks long-term growth of capital, and,             Salomon Brothers Asset
    Investors Fund               secondarily, current income, through investments    Management
                                 in common stocks of well-known companies.
    Salomon Brothers Variable    Seeks above average income (compared to a           Salomon Brothers Asset
    Total Return Fund            portfolio invested entirely in equity securities).  Management
                                 Secondarily seeks opportunities for growth of
                                 capital and income.
TEMPLETON VARIABLE PRODUCTS
SERIES FUND
    Franklin Small Cap           Seeks long-term capital growth. The Fund seeks to   Franklin Advisers, Inc.
    Investments Fund (Class II)  accomplish its objective by investing primarily
                                 (normally at least 65% of its assets) in equity
                                 securities of smaller capitalization growth
                                 companies.
    Templeton International      Seeks long-term capital growth through a flexible   Templeton Investment Counsel,
    Fund (Class II)              policy of investing in stocks and debt obligations  Inc.
                                 of companies and governments outside the United
                                 States. Any income realized will be incidental.
TRAVELERS SERIES FUND, INC.
    Alliance Growth Portfolio    Seeks long-term growth of capital. Current income   Travelers Investment Advisers,
                                 is only an incidental consideration. The Portfolio  Inc. ("TIA")
                                 invests predominantly in equity securities of       Subadviser: Alliance Capital
                                 companies with a favorable outlook for earnings     Management L.P.
                                 and whose rate of growth is expected to exceed
                                 that of the U.S. economy over time.
    MFS Total Return Portfolio   (a balanced portfolio) Seeks to obtain              TIA Subadviser: MFS
                                 above-average income (compared to a portfolio
                                 entirely invested in equity securities) consistent
                                 with the prudent employment of capital. Generally,
                                 at least 40% of the Portfolio's assets are
                                 invested in equity securities.

        FUNDING OPTION                          INVESTMENT OBJECTIVE                  INVESTMENT ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------
    Smith Barney High Income     Seeks high current income. Capital appreciation is  SSBC
    Portfolio                    a secondary objective. The Portfolio will invest
                                 at least 65% of its assets in high-yielding
                                 corporate debt obligations and preferred stock.
    Smith Barney International   Seeks total return on assets from growth of         SSBC
    Equity Portfolio             capital and income by investing at least 65% of
                                 its assets in a diversified portfolio of equity
                                 securities of established non-U.S. issuers.
    Smith Barney Large Cap       Seeks current income and long-term growth of        SSBC
    Value Portfolio              income and capital by investing primarily, but not
                                 exclusively, in common stocks.
    Smith Barney Large           Seeks long-term growth of capital by investing in   SSBC
    Capitalization Growth        equity securities of companies with large market
    Portfolio                    capitalizations.
    Smith Barney Money Market    Seeks maximum current income and preservation of    SSBC
    Portfolio                    capital.
    Travelers Managed Income     Seeks high current income consistent with prudent   TIA
    Portfolio                    risk of capital through investments in corporate
                                 debt obligations, preferred stocks, and
                                 obligations issued or guaranteed by the U.S.
                                 Government or its agencies or instrumentalities.
    Van Kampen Enterprise        Seeks capital appreciation through investment in    SSBC
    Portfolio                    securities believed to have above-average           Subadviser: Van Kampen Asset
                                 potential for capital appreciation. Any income      Management, Inc.
                                 received on such securities is incidental to the
                                 objective of capital appreciation.
THE TRAVELERS SERIES TRUST
    Disciplined Small Cap Stock  Seeks long term capital appreciation by investing   TAMIC
    Portfolio                    primarily (at least 65% of its total assets) in     Subadviser: TIMCO
                                 the common stocks of U.S. Companies with
                                 relatively small market capitalizations at the
                                 time of investment.
    Equity Income Portfolio      Seeks reasonable income by investing at least 65%   TAMIC
                                 in income-producing equity securities. The balance  Subadviser: Fidelity Management
                                 may be invested in all types of domestic and        & Research Co.
                                 foreign securities, including bonds. The Portfolio
                                 seeks to achieve a yield that exceeds that of the
                                 securities comprising the S&P 500. The Subadviser
                                 also considers the potential for capital
                                 appreciation.
    Large Cap Portfolio          Seeks long-term growth of capital by investing      TAMIC
                                 primarily in equity securities of companies with    Subadviser: Fidelity Management
                                 large market capitalizations.                       & Research Co.
    MFS Emerging Growth          Seeks to provide long-term growth of capital.       TAMIC
    Portfolio                    Dividend and interest income from portfolio         Subadviser: MFS
                                 securities, if any, is incidental to the MFS
                                 Portfolio's investment objective.
    Strategic Stock Portfolio    Seeks to provide an above-average total return      TAMIC
                                 through a combination of potential capital          Subadviser: TIMCO
                                 appreciation and dividend income by investing
                                 primarily in high dividend yield stocks
                                 periodically selected from the companies included
                                 in (i) the Dow Jones Industrial Average and (ii) a
                                 subset of the S&P Industrial Index.

        FUNDING OPTION                          INVESTMENT OBJECTIVE                  INVESTMENT ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------
OTHER
    Alliance Premier Growth
    Fund
    American Variable Insurance
    Growth and Income Fund
    American Variable Insurance
    Growth Fund
    American Variable Insurance
    Global Fund
    Smith Barney Aggressive
    Growth Fund
    Smith Barney Mid Cap Fund
    Van Kampen Emerging Growth
    Fund

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts;

     - the death benefit paid on the death of the contract owner, annuitant, or first of the joint contract owners,

     - the available funding options and related programs (including dollar-cost averaging, portfolio rebalancing, and systematic withdrawal programs);

     - administration of the annuity options available under the Contracts; and

     - the distribution of various reports to contract owners.

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts,

     - sales and marketing expenses, and

     - other costs of doing business.

Risks we assume include:

     - risks that annuitants may live longer than estimated when the annuity factors under the Contracts were established,

     - that the amount of the death benefit will be greater than the contract value, and

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

We may also deduct a charge for taxes.

We may reduce or eliminate the withdrawal charge, the administrative charges, the mortality and expense risk charge, and the distribution charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. For certain trusts, we may change the order in which purchase payments and earnings are withdrawn in order to determine the withdrawal charge. In no event will we reduce or eliminate the withdrawal charge or the administrative charge where such reduction or elimination would be unfairly discriminatory to any person.

WITHDRAWAL CHARGE

We do not deduct a sales charge from purchase payments when they are applied under the Contract. However, a withdrawal charge will be deducted if any or all of the contract value is withdrawn during the first six years following a purchase payment. The length of time from when we receive the purchase payment to the time of withdrawal determines the amount of the charge. We will deduct the withdrawal charge from the total amount requested unless you instruct us to deduct it from the remaining contract value.

The withdrawal charge is equal to a percentage of purchase payments withdrawn from the Contract and is calculated as follows:

LENGTH OF TIME FROM
 PURCHASE PAYMENT                     WITHDRAWAL
 (NUMBER OF YEARS)                      CHARGE
     1 or less                            6%
         2                                6%
         3                                6%
         4                                5%
         5                                5%
         6                                4%
         7                                3%
    8 and over                            0%

For purposes of the withdrawal charge calculation, we will make withdrawals in the following order:

        (1) first, from any purchase payments to which no withdrawal charge applies;

        (2) next from any remaining free withdrawal allowance (as described below) after reduction by the amount of (a);

        (3) next from any purchase payments to which withdrawal charges apply (on a first-in, first-out basis); and, then

        (4) from any Contract earnings.

NOTE: Any free withdrawals taken will not reduce purchase payments still subject to a withdrawal charge.

We will not deduct a withdrawal charge:

        (1) from payments we make due to the distribution of death proceeds;

        (2) if a lifetime annuity payout has begun;

        (3) due to a minimum distribution under our minimum distribution rules then in effect;

        (4) if, after the first contract year, you elect annuity payments for a fixed period of at least ten years;

        (5) if amounts withdrawn under this contract are applied to other contract(s) issued by us or our affiliates (subject to our approval); or

        (6) if amounts are withdrawn under Travelers' managed distribution program then in effect.

FREE WITHDRAWAL ALLOWANCE

After the first contract year, you may withdraw up to 15% of the contract value annually without a withdrawal charge. (If you have purchase payments no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance, or (b) the total amount of purchase payments no longer subject to a withdrawal charge.
Note: Any free withdrawal taken will reduce purchase payments no longer subject to a withdrawal charge.) The available amount will be calculated as of the end of the previous contract year. The free withdrawal allowance applies to any partial withdrawals and to full withdrawals, except those transferred directly to annuity contracts issued by other financial institutions. In Washington state, the free withdrawal provision applies to all withdrawals. If you take withdrawals under the Systematic Withdrawal Program, you may withdraw up to 15% in the first contract year.

ADMINISTRATIVE CHARGES

We deduct a Contract administrative charge of $30 annually. This charge compensates us for expenses incurred in establishing and maintaining the Contract. This charge is deducted on the fourth Friday of each August by canceling accumulation units from each funding option on a pro rata basis. This charge will be prorated from the date of purchase to the next charge deduction date. A prorated charge will also be made if the Contract is completely withdrawn or terminated. We will not deduct a contract administrative charge:

        (1) from the distribution of death proceeds;

          (2) after an annuity payout has begun, or

          (3) if the contract value on the deduction date is $40,000 or more.

An administrative expense charge (sometimes called "sub-account administrative charge") is deducted on each business day from amounts allocated to the variable funding options. This charge compensates us for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the variable funding options.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, the Company deducts a mortality and expense risk ("m&e") charge from amounts held in the variable funding options. The deduction is reflected in our calculation of accumulation and annuity unit values. The m&e charge depends on the death benefit you elect, and is a percentage of the amounts held in each funding option. For the standard death benefit, the m&e charge equals 1.15% annually, for the enhanced death benefit, the charge is 1.25% annually, and for the super enhanced death benefit, the m&e charge is 1.40% annually. We reserve the right to lower this charge at any time.

FUNDING OPTION EXPENSES

The charges and expenses of the various funding options are summarized in the fee table and are described in the accompanying prospectuses.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 5%, depending upon jurisdiction. The Company is responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. Where required, the Company will deduct any applicable premium taxes from the contract value either upon death, surrender, annuitization, or at the time purchase payments are made to the Contract, but no earlier than when the Company has a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon the premiums, contract gains or value of the contract, we reserve the right to charge you proportionately for this tax.

                                   TRANSFERS
--------------------------------------------------------------------------------

Up to 30 days before the maturity date, you may transfer all or part of the contract value between variable funding options. There are no charges or restrictions on the amount or frequency of transfers currently; however, we reserve the right to charge a fee for any transfer request, and to limit the number of transfers to one in any six-month period. Since different funding options have different expenses, a transfer of contract values from one funding option to another could result in your investment becoming subject to higher or lower expenses. After the maturity date, you may make transfers between funding options only with our consent. Please refer to Appendix B for information regarding the transfer of funds between the Fixed Account and variable funding options.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, more accumulation units are purchased in a funding option if the value per unit is low and fewer accumulation units are purchased if the value per unit is high. Therefore, a lower-than-average cost per unit may be achieved over the long run.

You may elect the DCA Program through written request or other method acceptable to the Company. You must have a minimum total contract value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400.

You may establish pre-authorized transfers of contract values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, Travelers may credit increased interest rates to contract owners under an administrative Special DCA Program established at the discretion of Travelers, depending on availability and state law. Under this program, the contract owner may pre-authorize level transfers to any of the funding options under either a 6 Month Program or 12 Month Program. The 6 Month Program and the 12 Month Program will generally have different credited interest rates. Under the 6 Month Transfer Program, the interest rate can accrue up to 6 months on funds in the Special DCA Program and all purchase payments and accrued interest must be transferred on a level basis to the selected funding option in 6 months. Under the 12 Month Program, the interest rate can accrue up to 12 months on funds in the Special DCA Program and all purchase payments and accrued interest in this Program must be transferred on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial Program purchase payment and complete enrollment instructions are received by Travelers. If complete Program enrollment instructions are not received by the Company within 15 days of receipt of the initial Program purchase payment, the entire balance in the Program will be credited with the non-Program interest rate then in effect for the Fixed Account.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, your contract value will be credited for the remainder of 6 or 12 months with the interest rate for non-Program funds.

A contract owner may only have one DCA Program or Special DCA Program in place at one time. Any subsequent purchase payments received by the Company within the Program period selected will be allocated to the current funding options over the remainder of that Program transfer period, unless otherwise directed by the contract owner.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between investment options. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Any time before the maturity date, you may redeem all or any portion of the cash surrender value, that is, the contract value, less any withdrawal charge and any premium tax not previously deducted. You must submit a written request specifying the fixed or variable funding option(s) from which amounts are to be withdrawn. The cash surrender value will be determined as of the close of business after we receive your surrender request at the Home Office. The cash surrender value may be more or less than the purchase payments made depending on the contract value at the time of surrender. For information about withdrawals from your payout option after the maturity date (with no life contingency), refer to the Statement of Additional Information.

We may defer payment of any cash surrender value for up to seven days after the request is received, but it is our intent to pay as soon as possible. We cannot process withdrawal requests that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

SYSTEMATIC WITHDRAWALS

Before the maturity date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. Any applicable withdrawal charges (in excess of the free withdrawal allowance) and any applicable premium taxes will be deducted. To elect systematic withdrawals, you must have a minimum contract value of $15,000. We will surrender accumulation units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but at least 30 days' notice must be given to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to contract owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the contract owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

LOANS

Loans may be available under your Contract. If available, all loan provisions are described in your Contract or loan agreement.

                              OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER ("you"). The Contract belongs to the contract owner named in the contract (on the Specifications page), or to any other person to whom the Contract is subsequently assigned. An assignment of ownership or a collateral assignment may be made only for nonqualified contracts. You have sole power during the annuitant's lifetime to exercise any rights and to receive all benefits given in the contract, provided you have not named an irrevocable beneficiary and provided the Contract is not assigned.

You receive all payments while the annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the contract owner.

JOINT OWNER. For nonqualified contracts only, joint owners (i.e., spouses) may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death if the other joint owner survives. If the first joint owner to die is also the annuitant, the death benefit will be paid to the beneficiary if there is no contingent annuitant. If the first joint owner to die is not the annuitant, the entire interest under the Contract will pass to the surviving joint owner.

SUCCEEDING OWNER. For nonqualified contracts only, if joint owners are not named, the contract owner may name a succeeding owner in a written request. The succeeding owner becomes the contract owner if living when the contract owner dies. The succeeding owner has no interest in the Contract before then. The contract owner may change or delete a succeeding owner by written request.

BENEFICIARY

You name the beneficiary in a written request. The beneficiary has the right to receive any remaining contractual benefits upon the death of the annuitant or the contract owner. If more than one beneficiary survives the annuitant, they will share equally in benefits unless the Company receives other instructions by written request before the death of the annuitant or contract owner.

With nonqualified contracts, as discussed under "Death Benefit," the beneficiary named in the Contract may differ from the designated beneficiary. (For example, the designated beneficiary may be the joint owner.) In such cases, the designated beneficiary receives the contract (rather than the beneficiary) upon your death.

Unless an irrevocable beneficiary has been named, you have the right to change any beneficiary by written request during the lifetime of the annuitant and while the Contract continues.

ANNUITANT

The annuitant is designated in the contract (on the Specifications page), and is the individual on whose life the maturity date and the amount of the monthly annuity payments depend. The annuitant may not be changed after the Contract is in effect.

For nonqualified Contracts only, where the owner and annuitant are not the same person, the contract owner may also name an individual as a contingent annuitant by written request before the Contract becomes effective. If the annuitant dies before the maturity date while the owner is still living and a contingent annuitant has been named, the contingent annuitant becomes the annuitant, and the contract continues. However, if the annuitant who is also the owner dies, the death benefit is paid to the beneficiary. The contingent annuitant does not become the annuitant and is not entitled to receive any contract benefits. A contingent annuitant may not be changed, deleted or added after the Contract becomes effective.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------

Before the maturity date, where there is no contingent annuitant, a death benefit is payable when either the annuitant or a contract owner dies. The death benefit is calculated at the close of the business day on which the Company's Home Office receives due proof of death and written payment instructions (the Death Report Date).

Three different types of death benefits are available under the Contract:

     - the Standard Death Benefit

     - the Enhanced Death Benefit

     - the Super Enhanced Death Benefit

The Enhanced and Super Enhanced Death Benefits may not be available in all jurisdictions.

DEATH PROCEEDS BEFORE THE MATURITY DATE

                             STANDARD DEATH BENEFIT

DEATH OF ANY OWNER OR THE ANNUITANT. The Company will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans not previously deducted:

     1) the contract value;

     2) the total purchase payments made under the Contract (less all partial surrenders); or

     3) the highest of the Step-Up Death Benefit Values (as described below) associated with an anniversary beginning with the 8th anniversary and ending with the anniversary on or before the annuitant's 76th birthday.

                             ENHANCED DEATH BENEFIT

DEATH OF ANY OWNER OR THE ANNUITANT. The Company will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans not previously deducted:

     1) the contract value;

     2) the total purchase payments made under the Contract (less all partial surrenders); or

     3) the highest of the Step-Up Death Benefit Values (as described below) associated with an anniversary beginning with the first year and ending with the anniversary on or before the annuitant's 76th birthday.

                          SUPER ENHANCED DEATH BENEFIT

DEATH OF ANY OWNER OR THE ANNUITANT. The Company will pay to the beneficiary the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans as of the Death Report Date:

If Annuitant Dies before Age 80:

     1) the contract value;

     2) the Roll-Up Death Benefit Value (as described below)

     3) the maximum of all Step-Up Death Benefit Values (as described below) in effect on the Death Report Date.

If Annuitant Dies on or after Age 80:

     1) the contract value;

     2) the Roll-Up Death Benefit Value (as described below) available at the annuitant's 80th birthday, plus any additional purchase payments and less any Partial Surrender Reductions (as described below) which occur after the annuitant's 80th birthday; or

     3) the highest of the Step-Up Death Benefit Values (as described below) associated with any contract date anniversary occurring on or before the annuitant's 80th birthday.

THE 5% ROLL-UP DEATH BENEFIT VALUE. On the contract date, the Roll-Up Death Benefit Value is equal to the purchase payment. On each contract date anniversary, the Roll-Up Death Benefit Value will be recalculated as follows:

     a) the Roll-Up Death Benefit Value as of the previous contract date anniversary;

     b) plus any purchase payments during the previous contract year;

     c) minus any Partial Surrender Reductions (as described below) during the previous contract year;

     d) the sum of (a) through (c) increased by 5% equals the new Roll-Up Death Benefit Value.

On dates other than the contract date anniversary, the Roll-Up Death Benefit Value equals:

     a) the Roll-Up Death Benefit Value on the previous contract date anniversary;

     b) plus any purchase payments made since the previous contract date anniversary;

     c) minus any Partial Surrender Reductions (as described below) since the previous contract date anniversary.

The maximum Roll-Up Death Benefit payable equals 200% of the difference between all purchase payments and all Partial Surrender Reductions (as described below).

ANNUAL STEP-UP DEATH BENEFIT VALUE. A separate Step-Up Death Benefit Value will be established on each anniversary of the contract date occurring on or before the Death Report Date and will initially equal the contract value on that anniversary. After a Step-Up Death Benefit Value has been established, it will be recalculated each time a purchase payment is made or a partial surrender is taken until the Death Report Date. Step-Up Death Benefit Values will be recalculated by increasing them by the amount of each applicable Purchase Payment and by reducing them by a Partial Surrender Reduction (as described below) for each applicable partial surrender. Recalculations of Step-Up Death Benefit Values related to any purchase payments or any partial surrenders will be made in the order that such purchase payments or partial surrenders occur.

THE PARTIAL SURRENDER REDUCTION referenced above is equal to (1) the amount of a Death Benefit Value (Step-Up or Roll-Up) immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by the contract value immediately prior to the partial surrender.

PAYMENT OF PROCEEDS

The process of paying death benefit proceeds under various situations is described below. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

DEATH OF ANNUITANT WHO IS THE CONTRACT OWNER. The Company will pay the proceeds to the beneficiary(ies), or if none, to the contract owner's estate.

Under a nonqualified contract, the death benefit proceeds must be distributed to the beneficiary within five years of the contract owner's death. Or, the beneficiary may elect to receive payments from an annuity which begins within one year of the contract owner's death and is payable over the life of the beneficiary or over a period not exceeding the beneficiary's life expectancy.

Under a nonqualified contract, if the beneficiary is the contract owner's spouse, he or she may elect to continue the contract as the new contract owner rather than receiving the distribution. In such case, the distribution rules applicable when a contract owner dies generally will apply when that spouse, as contract owner, dies.

DEATH OF ANNUITANT WHO IS NOT THE CONTRACT OWNER (NONQUALIFIED CONTRACTS
ONLY). If there is no contingent annuitant, the Company will pay the death proceeds to the beneficiary. However, if there is a contingent annuitant, he or she becomes the annuitant and the Contract continues in effect (generally using the original maturity date). The proceeds described above will be paid upon the death of the last surviving contingent annuitant.

DEATH OF CONTRACT OWNER WHO IS NOT THE ANNUITANT (NONQUALIFIED CONTRACTS
ONLY). The Company will pay the proceeds to any surviving joint owner, or if none, to the beneficiary(ies), or if none, to the contract owner's estate. If the surviving joint owner (or if none, the beneficiary) is the Contract Owner's spouse, he or she may elect to continue the contract as the new contract owner rather than receiving the distribution.

ENTITY AS OWNER. In the case of a nonqualified Contract owned by a nonnatural person (e.g. a trust or another entity), the death benefit will be paid only upon the death of the annuitant.

DEATH PROCEEDS AFTER THE MATURITY DATE

If the owner or annuitant dies on or after the maturity date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                               THE ANNUITY PERIOD
--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive scheduled annuity payments. You can choose the month and the year in which those payments begin (maturity date). You can also choose among annuity options. While the annuitant is alive, you can change your selection any time up to the maturity date. Annuity payments will begin on the maturity date stated in the Contract unless the Contract has been fully surrendered or the proceeds have been paid to the beneficiary before that date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the annuitant and another person, and thereafter during the lifetime of the survivor. We may require proof that the annuitant is alive before annuity payments are made.

Unless you elect otherwise, the maturity date will be the annuitant's 90th birthday for qualified contracts, or, for nonqualified contracts, the annuitant's 75th birthday or ten years after the effective date of the contract, if later. (For Contracts issued in Florida and New York, the maturity date elected may not be later than the annuitant's 90th birthday.)

For nonqualified Contracts, at least 30 days before the original maturity date, a contract owner may elect to extend the maturity date to any time before the annuitant's 90th birthday or, for qualified Contracts, to a later date with the Company's consent. Certain annuity options taken at the maturity date may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. These mandatory distribution requirements take effect generally upon the death of the contract owner, or with qualified contracts upon the later of the April 1 following the contract owner's attainment of age 70 1/2 or the year of retirement; or upon the death of the contract owner. Independent tax advice should be sought regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

When an annuity option is elected, it may be elected as a variable annuity, a fixed annuity, or a combination of both. (Variable payouts may not be available in all states. Refer to your contract.) If, at the time annuity payments begin, no election has been made to the contrary, the cash surrender value shall be applied to provide an annuity funded by the same funding options selected during the accumulation period. At least 30 days prior to the maturity date, you may transfer your contract value among the funding options in order to change the basis on which annuity payments will be determined. (See "Transfers.")

VARIABLE ANNUITY

You may choose to receive annuity payments that are based on the performance of one or more of the variable funding options. This is called a variable payout because the amount you receive each month will increase or decrease depending on how the variable funding options perform. When you annuitize, we will credit you with annuity units. An annuity unit measures the dollar value of an annuity payment. We determine the number of annuity units to credit you with by dividing the first monthly annuity payment for each funding option by the accumulation unit value for that funding option as of 14 days before the annuity payments begin. The number of annuity units (but not their value) remains fixed during the annuity period.

HOW WE DETERMINE THE FIRST ANNUITY PAYMENT. The Contract contains tables used to determine the first monthly annuity payment. If a variable annuity is elected, the amount applied to it will be the value of the funding options as of 14 days before the annuity payments begin less any premium taxes due.

The first monthly payment amount depends on the annuity option elected and the annuitant's adjusted age. The Contract contains a formula for determining the adjusted age. We calculate the first monthly payment by multiplying the benefit per $1,000 applied, shown in the Contract tables, by the number of thousands of dollars of Contract value applied to the annuity option. We also factor in an assumed daily net investment factor of 3%. This assumed daily net investment factor is used to determine the guaranteed payout rates shown. If net investment rates are higher at the time annuitization is selected, payout rates will be higher than those shown. Payout rates will not be lower than those shown. We reserve the right to require satisfactory proof of an annuitant's age before we make the first annuity payment.

HOW WE DETERMINE THE PAYMENTS AFTER THE FIRST. The dollar amount of all annuity payments after the first will change from month to month based on the investment performance of the applicable funding options. The total amount of each annuity payment will equal the sum of the basic payments in each funding option. The actual amounts of these payments are determined by multiplying the number of annuity units credited to each funding option by the corresponding annuity unit value as of the date 14 days before the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments which do not vary during the annuity period. We will calculate the dollar amount of the first fixed annuity payment as described under "Variable Annuity" above, except that the amount applied to effect the annuity will be the cash surrender value, determined as of the date annuity payments begin. If it would produce a larger payment, the first fixed annuity payment will be determined using the Life Annuity Tables in effect on the maturity date.

                                PAYMENT OPTIONS
--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the annuitant is alive, you can change your annuity option selection any time up to the maturity date. Once annuity payments have begun, no further elections are allowed.

During the annuitant's lifetime, if you do not elect otherwise before the maturity date, we will pay you (or another designated payee) the first of a series of monthly annuity payments based on the life of the annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain qualified contracts, Annuity Option 4 (Joint and Last Survivor Joint Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the contract.

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the cash surrender value in a lump sum.

On the maturity date, we will pay the amount due under the Contract in one lump sum (except in states where this is not permitted), or in accordance with the payment option that you select. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the annuitant must be made by the contract owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, all or any part of the cash surrender value of the Contract may be paid under one or more of the following annuity options. Payments under the annuity options may be elected on a monthly, quarterly, semiannual or annual basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make annuity payments during the lifetime of the annuitant, terminating with the last payment preceding death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly annuity payments during the lifetime of the annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, payments will be continued during the remainder of the period to the beneficiary.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make annuity payments during the joint lifetime of the two persons on whose lives payments are based, and during the lifetime of the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make annuity payments during the lifetime of the annuitant and a second person. One will be designated as the primary payee, the other will be designated as the secondary payee. On the death of the secondary payee, the Company will continue to make annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make annuity payments to the secondary payee in an amount equal to 50% of the payments which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period. We will make monthly payments for the period selected.

                       MISCELLANEOUS CONTRACT PROVISIONS
--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the contract value (including charges) within ten days after you receive it (the "right to return period"). You bear the investment risk during the right to return period; therefore, the contract value returned may be greater or less than your purchase payment. If the Contract is purchased as an Individual Retirement Annuity and is returned within the first seven days after delivery, your purchase payment will be refunded in full; during the remainder of the right to return period, the contract value (including charges) will be refunded. The contract value will be determined following the close of the business day on which we receive a written request for a refund. Where state law requires a longer period, or the return of purchase payments or other variation of this provision, the Company will comply. Refer to your contract for any state-specific information.

TERMINATION

You do not need to make any purchase payments after the first to keep the Contract in effect. However, the Company reserves the right to terminate the Contract on any business day if the contract value as of that date is less than $1,000 and no purchase payments have been made for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after the Company has mailed notice of termination to the contract owner at his or her last known address and to any assignee of record. If the Contract is terminated, the Company will pay to the contract owner the cash surrender value (contract value, in the states that so require), less any applicable charges and any outstanding loans.

REQUIRED REPORTS

As often as required by law, but at least once in each contract year before the due date of the first annuity payment, we will furnish a report showing the number of accumulation units credited to the Contract and the corresponding accumulation unit value(s) as of the date of the report for each funding option to which the contract owner has allocated amounts during the applicable period. The Company will keep all records required under federal or state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so the sale of securities held in the Separate Account may not reasonably occur or so that the Company may not reasonably determine the value of the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

TRANSFERS OF CONTRACT VALUES TO OTHER ANNUITIES

We may permit contract owners to transfer their contract values into other annuities offered by us or our affiliated insurance companies under rules then in effect.

                              THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

The Travelers Separate Account Ten for Variable Annuities ("Separate Account") was established on June 18, 1999 and is registered with the SEC as a unit investment trust under the Investment

Company Act of 1940, as amended (the "1940 Act"). The assets of The Separate Account will be invested exclusively in the shares of the variable funding options.

The assets of the Separate Account are held for the exclusive benefit of the owners of the contracts described in this prospectus, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by are not chargeable with liabilities arising out of any other business which the Company may conduct. Obligations under the Contract are obligations of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. All such income and/or distributions are reinvested in shares of the respective funding options at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

PERFORMANCE INFORMATION

From time to time, we may advertise different types of historical performance for the Contract's funding options. We may advertise the "standardized average annual total returns" of the funding option, calculated in a manner prescribed by the SEC, as well as the "non-standardized total returns," as described below. Specific examples of the performance information appear in the SAI.

STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is applied to the funding option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the funding option has been in existence, if less. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual administrative charge is converted to a percentage of assets based on the actual fee collected (or anticipated to be collected, if a new product), divided by the average net assets for Contracts sold (or anticipated to be sold). Each quotation assumes a total redemption at the end of each period with the applicable withdrawal charge deducted at that time.

NONSTANDARDIZED METHOD. Nonstandardized "total returns" will be calculated in a similar manner based on the performance of the funding options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect the deduction of any withdrawal charge or the annual contract administrative charge, which, if reflected, would decrease the level of performance shown. The withdrawal charge is not reflected because the contract is designed for long-term investment.

For underlying funds that were in existence prior to the date they became available under the Separate Account, the standardized average annual total return quotations may be accompanied by returns showing the investment performance that such underlying funds would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.

GENERAL. Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.)

and publications that monitor the performance of the Separate Account and the variable funding options.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following description of the federal income tax consequences under this Contract is not exhaustive and is not intended to cover all situations and is not meant to provide tax advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax advisor regarding your personal situation. For your information, a more detailed discussion is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for money put into an annuity. The Internal Revenue Code (Code) governs how this money is ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below.

TYPES OF CONTRACTS: QUALIFIED OR NONQUALIFIED

If you purchase an annuity contract with proceeds of an eligible rollover distribution from any pension plan, specially sponsored program, or individual retirement annuity (IRA) with pre-tax dollars, your contract is referred to as a qualified contract. Some examples of qualified contracts are: IRAs, 403(b) annuities, pension and profit-sharing plans (including 401(k) plans), and Keogh Plans and certain other qualified deferred compensation plans. An exception to this is a qualified plan called a Roth IRA. Under Roth IRAs, after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. If you purchase the contract on an individual basis with after-tax dollars and not under one of the programs described above, your contract is referred to as nonqualified.

NONQUALIFIED ANNUITY CONTRACTS

As the owner of a nonqualified annuity, you do not receive any tax benefit (deduction or deferral of income) on purchase payments, but you will not be taxed on increases in the value of your contract until a distribution occurs -- either as a withdrawal (distribution made prior to the maturity date), or as annuity payments. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings. Similarly, when you receive an annuity payment, part of each payment is considered a return of your purchase payments and will not be taxed. The remaining portion of the annuity payment (i.e., any earnings) will be considered ordinary income for tax purposes.

If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), increases in the value of the contract attributable to purchase payments made after February 28, 1986 are includible in income annually. Furthermore, for contracts issued after April 22, 1987, if you transfer the contract without adequate consideration, all deferred increases in value will be includible in your income at the time of the transfer.

If you make a partial withdrawal, this money will generally be taxed as first coming from earnings, (income in the contract), and then from your purchase payments. These withdrawn earnings are includible in your income. (See "Penalty Tax for Premature Distributions" below). There is income in the contract to the extent the cash value exceeds your investment in the contract. The investment in the contract equals the total purchase payments you paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

Federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. If these requirements are not met, the surviving joint owner, or the beneficiary, will have to pay taxes prior to distribution. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the Surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments.

QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the contract have not yet been taxed, the full amount of all distributions, including lump-sum withdrawals and annuity payments, are taxed at the ordinary income tax rates, unless the distribution is transferred to an eligible rollover account or contract. The Contract is available as a vehicle for IRA rollovers and for other qualified contracts. There are special rules which govern the taxation of qualified contracts, including requirements for mandatory distributions and contribution limits. We have provided a more complete discussion in the SAI.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

Taxable distributions taken before the contract owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the contract owner. Other exceptions may be available in certain tax-qualified plans.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any nonqualified variable annuity contracts based on a separate account shall not be treated as an annuity for any period if investments made in the account are not adequately diversified. Final tax regulations define how separate accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure is essentially the loss to the Contract Owner of tax deferred treatment. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

Assets in the separate accounts, also referred to as segregated asset accounts must be owned by the Company and not by the Contract Owner for federal income tax purposes. Otherwise, the deferral of taxes is lost and income and gains from the accounts would be includible annually in the Contract Owner's gross income. The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses an incident of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department announced, in connection with the issuance of temporary regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets of the account." This announcement, dated September 15, 1986, also stated that the guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts [of a segregated asset account] without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The Company does not know if such guidance will be issued, or if it is, what standards it may set. Furthermore, the Company does not know if such guidance may be issued with retroactive effect. New regulations are generally issued with a prospective-only effect as to future sales or as to future voluntary transactions in existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent Contract Owners from being considered the owner of the assets of the separate account.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement. Distributions must begin or be continued according to required patterns following the death of the contract owner or annuitant of both qualified and nonqualified annuities.

                               OTHER INFORMATION
--------------------------------------------------------------------------------

THE INSURANCE COMPANY

The Travelers Life and Annuity Company is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in a majority of the states of the United States and intends to seek licensure in the remaining states, except New York. The Company is an indirect wholly owned subsidiary of Citigroup Inc. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.

FINANCIAL STATEMENTS

The financial statements for the insurance company are located in the Statement of Additional Information. The financial statements for the separate account will be available through annual reports to shareholders. These reports are accessible through the SEC's website that appears on the first page of the prospectus.

IMSA

The Company is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may use the IMSA logo and IMSA membership in its advertisements. Companies that belong to IMSA subscribe to a act of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contracts involving the sale and service of individual life insurance and annuity products.

YEAR 2000 COMPLIANCE

The Company is highly dependent on computer systems and system applications for conducting its ongoing business functions. In 1996, the Company began the process of identifying, assessing and implementing changes to computer programs necessary to address the Year 2000 issue and developed a comprehensive plan to address the issue.

This issue involves the ability of computer systems that have time sensitive programs to recognize properly the Year 2000. The inability to do so could result in major failures or miscalculations that would disrupt the Company's ability to meet its customer and other obligations on a timely basis.

The Company has achieved substantial compliance with respect to its business critical systems in accordance with its Year 2000 plan and is in the process of certification to validate compliance. The Company anticipates completing the certification process by June 30, 1999. An ongoing re-certification process will be put in place for third and fourth quarter 1999 to ensure all systems and products remain compliant.

The total pre-tax cost associated with the required modifications and conversions is expected to be between $25 million and $35 million and is being expensed as incurred in the period 1996 through 1999. The Company has incurred approximately $23 million to date on these efforts. The Company also has third party customers, financial institutions, vendors and others with which it conducts business and has confirmed their plans to address and resolve Year 2000 issues on a timely basis. While it is likely that these efforts by third party vendors and customers will be successful, it is possible that a series of failures by third parties could have a material adverse effect on the Company's results of operations in future periods.

In addition, the Company is developing contingency plans to address perceived risks associated with the Year 2000 effort. These include business resumption plans to address the possibility of internal systems failures and the possibility of failure of systems or processes outside the Company's control. As of year-end 1998, the Company has completed initial business resumption contingency plans which would enable business critical units to function beginning January 1, 2000 in the event of an unexpected failure. Business resumption contingency plans are expected to be finalized by June 30, 1999. Preparations for the management of the date change will continue through 1999.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

The Company intends to sell the Contracts in all jurisdictions where it is licensed to do business and where the Contract is approved. Any sales representative or employee who sells the Contracts will be qualified to sell variable annuities under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934, and all are members of the NASD. The principal underwriter and distributor of the Contracts is CFBDS, Inc., 21 Milk St., Boston, MA. CFBDS, Inc. is not affiliated with the Company or the Separate Account.

Up-front compensation paid to sales representatives will not exceed 7.00% of the purchase payments made under the Contracts. If asset-based compensation is paid, it will not exceed 2% of the average account value annually. From time to time, the Company may pay or permit other promotional incentives, in cash, credit or other compensation.

CONFORMITY WITH STATE AND FEDERAL LAWS

The Contract is governed by the laws of the state in which it is delivered. Any paid-up annuity, cash surrender value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which the Contract is delivered. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the company, the Contract or the contract owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the funding options. However, we believe that when a funding option solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right.

LEGAL PROCEEDINGS AND OPINIONS

There are no pending material legal proceedings affecting the separate account, the principal underwriter or the Company. Legal matters in connection with the federal laws and regulations affecting the issue and sale of the Contract described in this prospectus, as well as the organization of the Company, its authority to issue variable annuity contracts under Connecticut law, and the validity of the forms of the variable annuity contracts under Connecticut law, have been passed on by the General Counsel of the Company.

                                   APPENDIX A
--------------------------------------------------------------------------------

                               THE FIXED ACCOUNT

The Fixed Account is secured by part of the general assets of the Company. The general assets of the Company include all assets of the Company other than those held in the Separate Account or any other separate account sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic annuity payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account portion of the contract owner's contract value, or the dollar amount of fixed annuity payments made under any payout option.

We guarantee that, at any time, the Fixed Account contract value will not be less than the amount of the purchase payments allocated to the Fixed Account, plus interest credited, less any applicable premium taxes or prior surrenders. If the contract owner effects a surrender, the amount available from the Fixed Account will be reduced by any applicable withdrawal charge as described under "Charges and Deductions" in this prospectus.

Purchase payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account which supports insurance and annuity obligations. Neither the general account nor any interest therein is registered under, nor subject to the provisions of the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as the Company prospectively declares from time to time.

The initial rate for any allocations into the Fixed Account is guaranteed for one year from the date of such allocation. Subsequent renewal rates will be guaranteed for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at not less than 3% per year. Any interest credited to amounts allocated to the Fixed Account in excess of 3% per year will be determined in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guarantee of 3% for any given year.

TRANSFERS

You may make transfers from the Fixed Account to any other available variable funding option(s) twice a year during the 30 days following the semiannual anniversary of the Contract effective date. The transfers are limited to an amount of up to 15% of the Fixed Account Value on the semiannual Contract effective date anniversary. (This restriction does not apply to transfers from the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to other funding options may not be transferred back to the Fixed Account for a period of at least 6 months from the date of transfer. We reserve the right to waive either of these restrictions.

Automated transfers from the Fixed Account to any of the funding options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging program.

                                   APPENDIX B
--------------------------------------------------------------------------------

              CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to The Travelers Life and Annuity Company. A list of the contents of the Statement of Additional Information is set forth below:

        The Insurance Company
        Principal Underwriter
        Distribution and Principal Underwriting Agreement
        Valuation of Assets
        Mixed and Shared Funding
        Performance Information
        Federal Tax Considerations
        Independent Accountants
        Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated           , 1999 (Form
No. L-          S) are available without charge. To request a copy, please clip this coupon on the dotted line, enter your name and address in the spaces provided below, and mail to: The Travelers Life and Annuity Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183-9061.

Name:
--------------------------------------------------------------------------------
Address:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART B

          Information Required in a Statement of Additional Information

                                VINTAGE ALL STAR

                       STATEMENT OF ADDITIONAL INFORMATION

                                      dated

                                 _____, 1999

                                       for

          THE TRAVELERS SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES

                                    ISSUED BY

                     THE TRAVELERS LIFE AND ANNUITY COMPANY

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Individual Variable Annuity Contract Prospectus dated _____, 1999. A copy of the Prospectus may be obtained by writing to The Travelers Life and Annuity Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183-9061, or by calling 1-800-842-8573 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.


                                TABLE OF CONTENTS

THE INSURANCE COMPANY ..............................................      2

PRINCIPAL UNDERWRITER ..............................................      2

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT ..................      2

VALUATION OF ASSETS ................................................      3

MIXED AND SHARED FUNDING ...........................................      4

PERFORMANCE INFORMATION ............................................      4

FEDERAL TAX CONSIDERATIONS .........................................      8

INDEPENDENT ACCOUNTANTS ............................................     11

FINANCIAL STATEMENTS ...............................................     F-1

                              THE INSURANCE COMPANY

      The Travelers Life and Annuity Company (the "Company") is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in all states, (except New Hampshire and New York) and the District of Columbia and Puerto Rico. The Company's Home Office is located at One Tower Square Hartford, Connecticut 06183 and its telephone number is
(860) 277-0111.

      It is a wholly owned subsidiary of The Travelers Insurance Company, which is indirectly owned, through a wholly owned subsidiary, by Citigroup Inc. Citigroup Inc. consists of businesses that produce a broad range of financial services, including asset management, banking and consumer finance, credit and charge cards, insurance, investments, investment banking and trading. Among its businesses are Citibank, Commercial Credit, Primerica Financial Services, Salomon Smith Barney, Salomon Smith Barney Asset Management, and Travelers Property Casualty.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

      The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. Separate Account Nine meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of Separate Account Nine are subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.

                              PRINCIPAL UNDERWRITER

      CFBDS, Inc. serves as principal underwriter for Separate Account Ten and the Contracts. The offering is continuous. CFBDS's principal executive offices are located at 21 Milk Street, Boston, Massachusetts. CFBDS is not affiliated with the Company or the Separate Account.

              DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

      Under the terms of the Distribution and Principal Underwriting Agreement among Fund BD, CFBDS and the Company, CFBDS acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses CFBDS for certain sales and overhead expenses connected with sales functions.

                               VALUATION OF ASSETS

FUNDING OPTIONS: The value of the assets of each Funding Option is determined on each business day as of the close of the New York Stock Exchange. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

      Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

      Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

      Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

THE CONTRACT VALUE: The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

   (a) = investment income plus capital gains and losses (whether realized or unrealized);

   (b) = any deduction for applicable taxes (presently zero); and

   (c) = the value of the assets of the funding option at the beginning of the valuation period.

      The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the accumulation unit for each Funding Option was initially established at $1.00. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit Value applicable to each Funding Option was established at $1.00. An Annuity Unit Value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.) After the maturity date, withdrawals from the annuity unit value will be permitted only if you have elected a variable payout option for a fixed period which is not based on any lifetime. The maximum withdrawal amount will be calculated by computing the payments at 7% annual interest rate.

                            MIXED AND SHARED FUNDING

      Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the Funding Options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Funding Option's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

                             PERFORMANCE INFORMATION

      From time to time, the Company may advertise several types of historical performance for the Funding Options of the Separate Account. The Company may advertise the "standardized average annual total returns" of the Funding Options available through the Separate Account, calculated in a manner prescribed by the Securities and Exchange Commission, as well as the "nonstandardized total returns," as described below:

      STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is allocated to the Funding Option, and then related to ending redeemable values over one-, five- and ten-year periods, or for a period covering the time during which the Funding Option has been in existence, if less. If a Funding Option has been in existence for less than one year, the "since inception" total return performance quotations are year-to-date and are not average annual total returns. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual contract administrative charge is converted to a percentage of assets based on the actual fee collected, divided by the average net assets per contract sold under the Prospectus to which this SAI relates. Each quotation assumes a total redemption at the end of each period with the assessment of any applicable withdrawal charge at that time.

      NONSTANDARDIZED METHOD. Nonstandardized "total returns" will be calculated in a similar manner based on the performance of the Funding Options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect the deduction of the annual contract administrative charge, which, if reflected, would decrease the level of performance shown. The withdrawal charge is not reflected because the Contract is designed for long-term investment.

      For Funding Options that were in existence before they became available under the Separate Account, the standardized average annual total return quotations may be accompanied by returns showing the investment performance that such Funding Options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.

      GENERAL. Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of the Separate Account and the Funding Options.

      Average annual total returns for each of the Funding Options excluding Money Market Portfolio computed according to nonstandardized method for the period ending December 31, 1998 are set forth in the following table. Actual returns for the Separate Account are not available, since the separate account is new and therefore has no investment history. However, average annual total returns have been calculated using each Funding Option's investment performance since inception.

                                VINTAGE ALL STAR
                SEC STANDARDIZED PERFORMANCE AS OF 12/31/98 (N/A)

-----------------------------------------------------------------------------------------------------------------------
FUNDING OPTION                             Inception Date      Standard      Enhanced Death     Super Enhanced Death
                                                                 Death       Benefit Option        Benefit Option
                                                                Benefit
                                                                Option
-----------------------------------------------------------------------------------------------------------------------
GREENWICH STREET SERIES FUND
-----------------------------------------------------------------------------------------------------------------------
Smith Barney Appreciation Portfolio
-----------------------------------------------------------------------------------------------------------------------
Smith Barney Diver. Strategic Income
    Portfolio
-----------------------------------------------------------------------------------------------------------------------
Smith Barney Equity Index Portfolio
    Class II
-----------------------------------------------------------------------------------------------------------------------
Smith Barney Total Return Portfolio
-----------------------------------------------------------------------------------------------------------------------
SALOMON BROTHERS VARIABLE SERIES FUNDS,
    INC.
-----------------------------------------------------------------------------------------------------------------------
Salomon Brothers Investors Fund
-----------------------------------------------------------------------------------------------------------------------
Salomon Brothers Total Return Fund
-----------------------------------------------------------------------------------------------------------------------
TRAVELERS SERIES FUND, INC
-----------------------------------------------------------------------------------------------------------------------
Alliance Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------
MFS Total Return Portfolio
-----------------------------------------------------------------------------------------------------------------------
Smith Barney High Income Portfolio
-----------------------------------------------------------------------------------------------------------------------
Smith Barney International Equity
    Portfolio
-----------------------------------------------------------------------------------------------------------------------
Smith Barney Large Cap Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------
Smith Barney Large Cap Value Portfolio
-----------------------------------------------------------------------------------------------------------------------
Smith Barney Money Market Portfolio
-----------------------------------------------------------------------------------------------------------------------
Travelers Managed Income Portfolio
-----------------------------------------------------------------------------------------------------------------------
Van Kampen Enterprise Portfolio
-----------------------------------------------------------------------------------------------------------------------
THE TRAVELERS SERIES TRUST
-----------------------------------------------------------------------------------------------------------------------
Travelers Disciplined Small Cap Stock
    Portfolio
-----------------------------------------------------------------------------------------------------------------------
Equity Income Portfolio
-----------------------------------------------------------------------------------------------------------------------
Large Cap Portfolio
-----------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------
Travelers Strategic Stock Portfolio
-----------------------------------------------------------------------------------------------------------------------
TEMPLETON VARIABLE PRODUCTS SERIES FUND
-----------------------------------------------------------------------------------------------------------------------
Franklin Small Cap Investments Fund  II
-----------------------------------------------------------------------------------------------------------------------
Templeton International Fund Class II
-----------------------------------------------------------------------------------------------------------------------
Alliance Premier Growth Fund
-----------------------------------------------------------------------------------------------------------------------

American Variable Insurance Growth and
    Income Fund
-----------------------------------------------------------------------------------------------------------------------
American Variable Insurance Growth Fund
-----------------------------------------------------------------------------------------------------------------------
American Variable Insurance Global Fund
-----------------------------------------------------------------------------------------------------------------------
Smith Barney Aggressive Growth Fund
-----------------------------------------------------------------------------------------------------------------------
Smith Barney Mid Cap Fund
-----------------------------------------------------------------------------------------------------------------------
Van Kampen Emerging Growth Fund
-----------------------------------------------------------------------------------------------------------------------

The inception date used to calculate standarized performance is based on the date that the investment option became active under the product. Returns for periods less than one year are cumulative.

* Enhanced Death Benefit Option and Super Enhanced Death Benefit Option may not be available in all states.

                                     VINTAGE
                   NONSTANDARDIZED PERFORMANCE AS OF 12/31/98

-----------------------------------------------------------------------------------------------------------------------
FUNDING OPTION                             Inception Date      Standard      Enhanced Death     Super Enhanced Death
                                                                 Death       Benefit Option        Benefit Option
                                                                Benefit
                                                                Option
-----------------------------------------------------------------------------------------------------------------------
GREENWICH STREET SERIES FUND
-----------------------------------------------------------------------------------------------------------------------
Smith Barney Appreciation Portfolio
-----------------------------------------------------------------------------------------------------------------------
Smith Barney Diver. Strategic Income
    Portfolio
-----------------------------------------------------------------------------------------------------------------------
Smith Barney Equity Index Portfolio
    Class II
-----------------------------------------------------------------------------------------------------------------------
Smith Barney Total Return Portfolio
-----------------------------------------------------------------------------------------------------------------------
SALOMON BROTHERS VARIABLE
    SERIES FUNDS, INC.
-----------------------------------------------------------------------------------------------------------------------
Salomon Brothers Investors Fund
-----------------------------------------------------------------------------------------------------------------------
Salomon Brothers Total Return Fund
-----------------------------------------------------------------------------------------------------------------------
TRAVELERS SERIES FUND, INC
-----------------------------------------------------------------------------------------------------------------------
Alliance Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------
MFS Total Return Portfolio
-----------------------------------------------------------------------------------------------------------------------
Smith Barney High Income Portfolio
-----------------------------------------------------------------------------------------------------------------------
Smith Barney International Equity
    Portfolio
-----------------------------------------------------------------------------------------------------------------------
Smith Barney Large Cap Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------
Smith Barney Large Cap Value Portfolio
-----------------------------------------------------------------------------------------------------------------------
Smith Barney Money Market Portfolio
-----------------------------------------------------------------------------------------------------------------------
Travelers Managed Income Portfolio
-----------------------------------------------------------------------------------------------------------------------
Van Kampen Enterprise Portfolio
-----------------------------------------------------------------------------------------------------------------------
THE TRAVELERS SERIES TRUST
-----------------------------------------------------------------------------------------------------------------------
Travelers Disciplined Small Cap Stock
    Portfolio
-----------------------------------------------------------------------------------------------------------------------
Equity Income Portfolio
-----------------------------------------------------------------------------------------------------------------------
Large Cap Portfolio
-----------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------
Travelers Strategic Stock Portfolio
-----------------------------------------------------------------------------------------------------------------------
TEMPLETON VARIABLE PRODUCTS SERIES FUND
-----------------------------------------------------------------------------------------------------------------------
Franklin Small Cap Investments Fund  II
-----------------------------------------------------------------------------------------------------------------------
Templeton International Fund Class II
-----------------------------------------------------------------------------------------------------------------------
Alliance Premier Growth Fund
-----------------------------------------------------------------------------------------------------------------------

American Variable Insurance Growth and
    Income Fund
-----------------------------------------------------------------------------------------------------------------------
American Variable Insurance Growth Fund
-----------------------------------------------------------------------------------------------------------------------
American Variable Insurance Global Fund
-----------------------------------------------------------------------------------------------------------------------
Smith Barney Aggressive Growth Fund
-----------------------------------------------------------------------------------------------------------------------
Smith Barney Mid Cap Fund
-----------------------------------------------------------------------------------------------------------------------
Van Kampen Emerging Growth Fund
-----------------------------------------------------------------------------------------------------------------------


Returns for periods less than one year are cumulative; all others are annualized. Inception date reflects the date the underlying fund began operating.

                           FEDERAL TAX CONSIDERATIONS

      The following description of the federal income tax consequences under this Contract is not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by a contract owner or beneficiary who may make elections under a contract. For further information, please consult a qualified tax adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

      Federal tax law generally requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which a participant under a qualified plan, a Section 403(b) annuity, or an IRA attains age 70-1/2. Distributions must also begin or be continued according to required patterns following the death of the contract owner or the annuitant.

NONQUALIFIED ANNUITY CONTRACTS

      Individuals may purchase tax-deferred annuities without tax law funding limits. The purchase payments receive no tax benefit, deduction or deferral, but increases in the value of the contract are generally deferred from tax until distribution. If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), the increases in value attributable to purchase payments made after February 28, 1986 are includible in income annually. Furthermore, for contracts issued after April 22, 1987, all deferred increases in value will be includible in the income of a contract owner when the contract owner transfers the contract without adequate consideration.

      If two or more annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

      Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

      The federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. Failure to meet these requirements will cause the surviving joint owner, or the beneficiary to lose the tax benefits associated with annuity contracts, i.e., primarily the tax deferral prior to distribution. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. Contracts will be administered by the

Company in accordance with these rules and the Company will make a notification when payments should be commenced.

INDIVIDUAL RETIREMENT ANNUITIES

      To the extent of earned income for the year and not exceeding $2,000 per individual, an individual may make deductible contributions to an individual retirement annuity (IRA). There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit of $4,000.

      The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of 15% of compensation up to $30,000 for each participant.

SIMPLE Plan IRA Form

      Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to $6,000. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution of 100% on the first 3% or 7% contribution for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

      Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations ($2,000 per year for annual contributions), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

      Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59-1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59-1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

      Under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

      Distributions are taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain lump-sum distributions may be eligible for special forward averaging tax treatment for certain classes of individuals.

FEDERAL INCOME TAX WITHHOLDING

      The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(b) PLANS OR ARRANGEMENTS OR FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS

   There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

   (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

   (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

   (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 701/2 or as otherwise required by law.

      A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2. OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

   To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
YEAR)

   The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 1999, a recipient receiving periodic payments (e.g., monthly or annual payments under an annuity option) which total $14,700 or less per year, will generally be exempt from periodic withholding.

      Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

      Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.

                             INDEPENDENT ACCOUNTANTS

      The financial statements of The Travelers Life and Annuity Company as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                                VINTAGE ALL-STAR

                       STATEMENT OF ADDITIONAL INFORMATION

            THE TRAVELERS SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES








                      Individual Variable Annuity Contract
                                    issued by





                     The Travelers Life and Annuity Company
                                One Tower Square
                           Hartford, Connecticut 06183


L-XXXXXS                                                              ___, 1999

                                     PART C

                                Other Information

Item 24. Financial Statements and Exhibits

(a) The financial statements of the Registrant will not be provided since the Registrant will have no assets as of the effective date of the Registrant Statement.

       The financial statements of The Travelers Life and Annuity Company and the report of Independent Accountants are contained in the Statement of Additional Information. The financial statements of The Travelers Life and Annuity Company include:

              To be provided by amendment

(b) Exhibits

1. Resolution of The Travelers Life and Annuity Company Board of Directors authorizing the establishment of the Registrant.

2.     Not Applicable.

3(a). Distribution and Principal Underwriting Agreement among the Registrant, The Travelers Life and Annuity Company and CFBDS, Inc. To be provided by amendment.

3(b). Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-60215 filed November 9, 1998)

4.     Variable Annuity Contract. To be provided by amendment.

5.     Application. To be provided by amendment.

6(a). Charter of The Travelers Life and Annuity Company, as amended on April 10, 1990. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File No. 333-40191, filed November 13, 1998.)

6(b). By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 333-40191, filed November 13, 1998.)

9.     Opinion of Counsel as to the legality of securities being registered.

10. Consent of KPMG LLP, Independent Certified Public Accountants. To be provided by amendment.

13. Computation of Total Return Calculations - Standardized and Non-Standardized. To be provided by amendment.

15. Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Michael A. Carpenter, J. Eric Daniels, Jay S. Benet, George
       C. Kokulis, Robert I. Lipp, Katherine M. Sullivan and Marc P. Weill.

Item 25. Directors and Officers of the Depositor

Name and Principal                           Positions and Offices
Business Address                             with Insurance Company
--------------------                         ----------------------
Michael A. Carpenter**                       Director, Chairman of the Board
J. Eric Daniels*                             President and Chief Executive Officer
Jay S. Benet*                                Director, Senior Vice President
                                             Chief Financial Officer, Chief
                                             Accounting Officer and Controller
George C. Kokulis*                           Director and Senior Vice President
Robert I. Lipp*                              Director
Katherine M. Sullivan*                       Director and Senior Vice President
                                             and General Counsel
Marc P. Weill**                              Director and Senior Vice President
Stuart Baritz***                             Senior Vice President
Elizabeth C. Georgakopoulos*                 Senior Vice President
Barry Jacobson*                              Senior Vice President
Russell H. Johnson*                          Senior Vice President
Warren H. May*                               Senior Vice President
Christine M. Modie*                          Senior Vice President
Kathleen Preston*                            Senior Vice President
David A. Tyson*                              Senior Vice President
F. Denney Voss*                              Senior Vice President
Ambrose J. Murphy*                           Deputy General Counsel
Virginia M. Meany*                           Vice President
Donald R. Munson, Jr.*                       Second Vice President
Anthony Cocolla                              Second Vice President
Scott R. Hansen                              Second Vice President
Ernest J. Wright*                            Vice President and Secretary
Kathleen A. McGah*                           Assistant Secretary and Counsel

Principal Business Address:
*        The Travelers Life and Annuity Company        **       Citigroup Inc.
         One Tower Square                                       388 Greenwich Street
         Hartford, CT  06183                                    New York, N.Y. 10013

***      Travelers Portfolio Group
         1345 Avenue of the Americas
         New York, NY 10105

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

       Incorporated herein by reference to Exhibit 16 to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4, File No. 333-27689, filed April 16, 1999.

Item 27. Number of Contract Owners

       Not applicable.

Item 28. Indemnification

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Rule 484 Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

(a)      CFBDS, Inc.
         21 Milk Street
         Boston, MA 02109

CFBDS, Inc. also serves as principal underwriter for the following :

(a) CFBDS, the Registrant's Distributor, is also the distributor for CitiFunds(SM) International Growth & Income Portfolio, CitiFunds(SM) International Growth Portfolio, CitiFunds(SM) U.S. Treasury Reserves, CitiFunds(SM) Cash Reserves, CitiFunds(SM) Premium U.S. Treasury Reserves, CitiFunds(SM) Premium Liquid Reserves, CitiFunds(SM) Institutional U.S. Treasury Reserves, CitiFunds(SM) Institutional Liquid Reserves, CitiFunds(SM) Institutional Cash Reserves, CitiFunds(SM) Tax Free Reserves, CitiFunds(SM) Institutional Tax Free Reserves, CitiFunds(SM) California Tax Free Reserves, CitiFunds(SM) Connecticut Tax Free Reserves, CitiFunds(SM) New

York Tax Free Reserves, CitiFunds(SM) New York Tax Free Income Portfolio, CitiFunds(SM) National Tax Free Income Portfolio, CitiFunds(SM) California Tax Free Income Portfolio, CitiFunds(SM) Intermediate Income Portfolio, CitiFunds(SM) Balanced Portfolio, CitiFunds(SM) Small Cap Value Portfolio, CitiFunds(SM) Growth & Income Portfolio, CitiFunds(SM) Large Cap Growth Portfolio, CitiFunds(SM) Small Cap Growth Portfolio, CitiSelect(R) VIP Folio 200, CitiSelect(R) VIP Folio 300, CitiSelect(R) VIP Folio 400, CitiSelect(R) VIP Folio 500, CitiFunds(SM) Small Cap Growth VIP Portfolio, CitiSelect(R) Folio 100, CitiSelect(R) Folio 200, CitiSelect(R) Folio 300, CitiSelect(R) Folio 400, and CitiSelect(R) Folio 500.

CFBDS is also the placement agent for Large Cap Value Portfolio, Small Cap Value Portfolio, International Portfolio, Foreign Bond Portfolio, Intermediate Income Portfolio, Short-Term Portfolio, Growth & Income Portfolio, U.S. Fixed Income Portfolio, High Yield Portfolio, Large Cap Growth Portfolio, Small Cap Growth Portfolio, International Equity Portfolio, Balanced Portfolio, Government Income Portfolio, Tax Free Reserves Portfolio, Cash Reserves Portfolio and U.S. Treasury Reserves Portfolio.

CFBDS also serves as the distributor for the following funds: The Travelers Fund U for Variable Annuities, The Travelers Fund VA for Variable Annuities, The Travelers Fund BD for Variable Annuities, The Travelers Fund BD II for Variable Annuities, The Travelers Fund BD III for Variable Annuities, The Travelers Fund BD IV for Variable Annuities, The Travelers Fund ABD for Variable Annuities, The Travelers Fund ABD II for Variable Annuities, The Travelers Separate Account PF for Variable Annuities, The Travelers Separate Account PF II for Variable Annuities, The Travelers Separate Account QP for Variable Annuities, The Travelers Separate Account TM for Variable Annuities, The Travelers Separate Account TM II for Variable Annuities, The Travelers Separate Account Five for Variable Annuities, The Travelers Separate Account Six for Variable Annuities, The Travelers Separate Account Seven for Variable Annuities, The Travelers Separate Account Eight for Variable Annuities, The Travelers Fund UL for Variable Life Insurance, The Travelers Fund UL II for Variable Life Insurance, The Travelers Fund UL III for Variable Life Insurance, The Travelers Variable Life Insurance Separate Account One, The Travelers Variable Life Insurance Separate Account Two, The Travelers Variable Life Insurance Separate Account Three, The Travelers Variable Life Insurance Separate Account Four, The Travelers Separate Account MGA, The Travelers Separate Account MGA II, The Travelers Growth and Income Stock Account for Variable Annuities, The Travelers Quality Bond Account for Variable Annuities, The Travelers Money Market Account for Variable Annuities, The Travelers Timed Growth and Income Stock Account for Variable Annuities, The Travelers Timed Short-Term Bond Account for Variable Annuities, The Travelers Timed Aggressive Stock Account for Variable Annuities, The Travelers Timed Bond Account for Variable Annuities, Emerging Growth Fund, Government Fund, Growth and Income Fund, International Equity Fund, Municipal Fund, Balanced Investments, Emerging Markets Equity Investments, Government Money Investments, High Yield Investments, Intermediate Fixed Income Investments, International Equity Investments, International Fixed Income Investments, Large Capitalization Growth Investments, Large Capitalization Value Equity Investments, Long-Term Bond Investments, Mortgage Backed Investments, Municipal Bond Investments, Small Capitalization Growth Investments, Small Capitalization Value Equity Investments, Appreciation Portfolio, Diversified Strategic Income Portfolio, Emerging Growth Portfolio, Equity Income Portfolio, Equity Index Portfolio, Growth & Income Portfolio, Intermediate High Grade Portfolio, International Equity Portfolio, Money Market Portfolio, Total Return Portfolio, Smith Barney Adjustable Rate Government Income Fund, Smith Barney Aggressive Growth Fund Inc., Smith Barney Appreciation Fund, Smith Barney Arizona

Municipals Fund Inc., Smith Barney California Municipals Fund Inc., Balanced Portfolio, Conservative Portfolio, Growth Portfolio, High Growth Portfolio, Income Portfolio, Global Portfolio, Select Balanced Portfolio, Select Conservative Portfolio, Select Growth Portfolio, Select High Growth Portfolio, Select Income Portfolio, Concert Social Awareness Fund, Smith Barney Large Cap Blend Fund, Smith Barney Fundamental Value Fund Inc., Large Cap Value Fund, Short-Term High Grade Bond Fund, U.S. Government Securities Fund, Smith Barney Balanced Fund, Smith Barney Convertible Fund, Smith Barney Diversified Strategic Income Fund, Smith Barney Exchange Reserve Fund, Smith Barney High Income Fund, Smith Barney Municipal High Income Fund, Smith Barney Premium Total Return Fund, Smith Barney Total Return Bond Fund, Cash Portfolio, Government Portfolio, Municipal Portfolio, Concert Peachtree Growth Fund, Smith Barney Contrarian Fund, Smith Barney Government Securities Fund, Smith Barney Hansberger Global Small Cap Value Fund, Smith Barney Hansberger Global Value Fund, Smith Barney Investment Grade Bond Fund, Smith Barney Special Equities Fund, Smith Barney Intermediate Maturity California Municipals Fund, Smith Barney Intermediate Maturity New York Municipals Fund, Smith Barney Large Capitalization Growth Fund, Smith Barney S&P 500 Index Fund, Smith Barney Mid Cap Blend Fund, Smith Barney Managed Governments Fund Inc., Smith Barney Managed Municipals Fund Inc., Smith Barney Massachusetts Municipals Fund, Cash Portfolio, Government Portfolio, Retirement Portfolio, California Money Market Portfolio, Florida Portfolio, Georgia Portfolio, Limited Term Portfolio, New York Money Market Portfolio, New York Portfolio, Pennsylvania Portfolio, Smith Barney Municipal Money Market Fund, Inc., Smith Barney Natural Resources Fund Inc., Smith Barney New Jersey Municipals Fund Inc., Smith Barney Oregon Municipals Fund, Zeros Plus Emerging Growth Series 2000, Smith Barney Security and Growth Fund, Smith Barney Small Cap Blend Fund, Inc., Smith Barney Telecommunications Income Fund, Income and Growth Portfolio, Reserve Account Portfolio, U.S. Government/High Quality Securities Portfolio, Emerging Markets Portfolio, European Portfolio, Global Government Bond Portfolio, International Balanced Portfolio, International Equity Portfolio, Pacific Portfolio, AIM Capital Appreciation Portfolio, Alliance Growth Portfolio, GT Global Strategic Income Portfolio, MFS Total Return Portfolio, Putnam Diversified Income Portfolio, Smith Barney High Income Portfolio, Smith Barney Large Cap Value Portfolio, Smith Barney International Equity Portfolio, Smith Barney Large Capitalization Growth Portfolio, Smith Barney Money Market Portfolio, Smith Barney Pacific Basin Portfolio, TBC Managed Income Portfolio, Van Kampen American Capital Enterprise Portfolio, Centurion Tax-Managed U.S. Equity Fund, Centurion Tax-Managed International Equity Fund, Centurion U.S. Protection Fund, Centurion International Protection Fund, Global High-Yield Bond Fund, International Equity Fund, Emerging Opportunities Fund, Core Equity Fund, Long-Term Bond Fund, Global Dimensions Fund L.P., Citicorp Private Equity L.P., AIM V.I. Capital Appreciation Fund, AIM V.I. Government Series Fund, AIM V.I. Growth Fund, AIM V.I. International Equity Fund, AIM V.I. Value Fund, Fidelity VIP Growth Portfolio, Fidelity VIP High Income Portfolio, Fidelity VIP Equity Income Portfolio, Fidelity VIP Overseas Portfolio, Fidelity VIP II Contrafund Portfolio, Fidelity VIP II Index 500 Portfolio, MFS World Government Series, MFS Money Market Series, MFS Bond Series, MFS Total Return Series, MFS Research Series, MFS Emerging Growth Series, Salomon Brothers Institutional Money Market Fund, Salomon Brothers Cash Management Fund, Salomon Brothers New York Municipal Money Market Fund, Salomon Brothers National Intermediate Municipal Fund, Salomon Brothers U.S. Government Income Fund, Salomon Brothers High Yield Bond Fund, Salomon Brothers Strategic Bond Fund, Salomon Brothers Total Return Fund, Salomon Brothers Asia Growth Fund, Salomon Brothers Capital Fund Inc, Salomon Brothers Investors Fund Inc, Salomon Brothers Opportunity Fund Inc, Salomon Brothers Institutional High Yield Bond Fund, Salomon Brothers Institutional Emerging Markets Debt Fund, Salomon Brothers Variable Investors Fund, Salomon Brothers Variable Capital Fund, Salomon Brothers

Variable Total Return Fund, Salomon Brothers Variable High Yield Bond Fund, Salomon Brothers Variable Strategic Bond Fund, Salomon Brothers Variable U.S. Government Income Fund, and Salomon Brothers Variable Asia Growth Fund.

(b) The information required by this Item 27 with respect to each director and officer of CFBDS is incorporated by reference to Schedule A of Form BD filed by CFBDS pursuant to the Securities and Exchange Act of 1934 (File No. 8-32417).

(c)    Not Applicable

Item 30. Location of Accounts and Records

(1)    The Travelers Life and Annuity Company
       One Tower Square
       Hartford, Connecticut  06183

Item 31. Management Services

       Not Applicable.

Item 32. Undertakings

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents:

(a). That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this amendment to this registration statement to be signed on its behalf, in the City of Hartford, and State of Connecticut, on this 30th day of June 1999.

            THE TRAVELERS SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                                  (Registrant)

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                                   (Depositor)

                                   By: *JAY S. BENET
                                       ----------------------------------------
                                       Jay S. Benet
                                       Senior Vice President, Chief Financial
                                         Officer
                                       Chief Accounting Officer and Controller

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 30th day of June 1999.

*MICHAEL A. CARPENTER                        Director and Chairman of the Board
-----------------------------------
 (Michael A. Carpenter)

*J. ERIC DANIELS                             Director, President and Chief Executive Officer
-----------------------------------
 (J. Eric Daniels)

*JAY S. BENET                                Director, Senior Vice President, Chief
-----------------------------------          Financial Officer, Chief Accounting Officer
 (Jay S. Benet)                              and Controller

*GEORGE C. KOKULIS                           Director and Senior Vice President
-----------------------------------
 (George C. Kokulis

*ROBERT I. LIPP                              Director and Senior Vice President
-----------------------------------
 (Robert I. Lipp)

*KATHERINE M. SULLIVAN                       Director, Senior Vice President and
-----------------------------------          General Counsel
 (Katherine M. Sullivan)

*MARC P. WEILL                               Director and Senior Vice President
-----------------------------------
 (Marc P. Weill)

*By: /s/Ernest J. Wright, Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit
No.                     Description                                                 Method of Filing
-------                 -----------                                                 ----------------
1.          Resolution of The Travelers Life and Annuity Company Board of           Electronically
            Directors authorizing the establishment of the Registrant.

3(a).       Distribution and Principal Underwriting Agreement among                 To be filed by
            the Registrant, The Travelers Life and Annuity Company                  amendment
            and CFBDS, Inc.

4.          Variable Annuity Contract.                                              To be filed by
                                                                                    amendment

5.          Application.                                                            To be filed by
                                                                                    amendment

9.          Opinion of Counsel as to the legality of securities being registered.   Electronically

10.         Consent of KPMG LLP, Independent Certified Public Accountants.          To be filed by
                                                                                    amendment.

13.         Computation of Total Return Calculations - Standardized and             To be filed by
            Non-Standardized.                                                       amendment.

10.         Consent of KPMG LLP, Independent Certified Public Accountants.          To be filed by
                                                                                    amendment

15.         Powers of Attorney authorizing Ernest J. Wright or                      Electronically
            Kathleen A. McGah as signatory for Michael A. Carpenter,
            J. Eric Daniels, Jay S. Benet, George C. Kokulis, Robert I.
            Lipp, Katherine M. Sullivan and Marc P. Weill.